glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

03037390

4 November 2003

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 14 July 2003, I now enclose herewith the information required by Rule 12g3 2(b) for the period 15 July 2003 to 31 October 2003.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

Registered Office:
Glanbia House, Kilkenny, Ireland.

GLANBIA plc

DOCUMENTS –

IRISH AND LONDON STOCK EXCHANGES/ COMPANIES REGISTRATION OFFICE

PERIOD FROM 15 July 2003 to 31 October 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Announcement – Extract from a press release issued by Glanbia Co-operative Society Limited	17 July 2003	Stock Exchange
2. Announcement – re release of Interim Report for the half-year ended 5 July 2003	27 August 2003 (issued 18 August 2003)	Stock Exchange
3. Blue Form – Interim Dividend Details for year ended 3 January 2004	27 August 2003	Stock Exchange
4. Interim Report for the half-year ended 5 July 2003	27 August 2003 (issued to Stock Exchange/Markets)	Stock Exchange
5. Interim Report for the half-year ended 5 July 2003	17 September 2003 (printed copy posted to shareholders)	Stock Exchange
6. Glanbia plc – 2003 Annual Return	20 September 2003 (filed 22 September 2003)	Companies Registration Office
7. Announcement – Glanbia plc and PZ Cussons plc announce US$20m joint venture in Africa	30 October 2003	Stock Exchange

File No. 82-4734

Document No. /

GLANBIA PLC

ANNOUNCEMENT

We set out below an extract from a Press Release issued earlier today by Glanbia Co-operative Society Limited ("Glanbia Co-op") for your information.

"The Board of Glanbia Co-op (the "Board") confirms that Fresh Milk Producers, representatives of Glanbia's liquid milk suppliers, recently suggested to certain members of the Board that it should consider taking Glanbia plc private. The Board of Glanbia Co-op has fully considered all aspects of this suggestion and has concluded that this action would not be in the best interests of its members. The Board remains fully committed to the Group's strategy of developing strong international positions in cheese, nutritional ingredients and consumer foods with a nutritional emphasis and believes that this is best achieved through the existing structure."

We wish to point out that the matter referred to in the Press Release does not constitute an approach by the Fresh Milk Producers nor is it likely to result in an approach by the Fresh Milk Producers at any time in the future.

ENDS

17 July 2003

Enquiries to:

Michael Patten, Director of Communications, Glanbia

Tel: +353 (0) 56-72200 or +353 (0) 87-2414502 (m)

Jim Milton, Murray Consultants

Tel: +353 (0) 1-6326400 or +353 (0) 86-2558400 (m)

File No. 82-4734

Document No. 2

Glanbia plc: Notice of Results

The Company wishes to advise that the Interim Report for the half-year ended 5 July 2003 will be issued to the Company Announcements Office on the morning of Wednesday, 27 August 2003.

18 August 2003

ENDS.

Enquiries to:

Michael Patten, Group Director of Communications.
Tel.: +353 (0) 56 7772357 or +353 (0) 87 2414502

Telephone : Dublin (+353 1) 617 4200
Fax : (+353 1) 667 6045
Email: Announcements@ise.ie

File No. 82-4734

Document No. 3

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary
Glanbia plc
Glanbia House
Kilkenny

Yours faithfully,
JAMES FERGUSON
Operations Manager.

....

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	**Ordinary €0.06**		
Date of Board Meeting at which Dividend was ~~recommended~~/declared.	**26 August 2003**		Excluding Supplementary Distribution (if any) / Supplementary Distribution (if any)
For ~~Quarter/Half Year~~/Year to	**3 January 2004**		
Rate per cent actual (Please state net or gross)	**34.333333 % Gross**		
Amount payable in Cash per Share (Please state **net or gross**). **€c**	**2.06c Gross**		
If amount payable is not in Euro, state currency	**N/A**		
Rate of TAX deducted/credited Cent per share (**to 6 decimal places**) If subject to dividend withholding tax, please state.	**Subject to Dividend Withholding Tax**		NIL
If the above security has the facility to convert, please state 1) the conversion period(s) for the year	**N/A**		
2) whether converting shareholders retain the dividend/interest due on the above security	**N/A**		
If Dividend is the final for year state the total amount for year	**N/A**		
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	**3pm 5 September 2003**		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From **N/A** To inclusive	From To inclusive	From To inclusive
Date of Dividend Payment or Interest due (with number of coupon were applicable)	**1 October 2003**		
Date of Annual General Meeting (where Applicable).	**N/A**		

27 August 2003
Date:..

Siobhán Talbot
....**Secretary**

10/2002

Glanbia plc
Interim Report
Half-Year Ended 5 July 2003

Highlights

	Half-Year Ended 5 July 2003	Half-Year Ended 29 June 2002	Change
Operating Profit* before Exceptional Items	**€45.73m**	€45.45m	**+0.6%**
Operating Margin before Exceptional Items	**4.4%**	3.6%	
Profit before Tax / Exceptional Items	**€37.56m**	€35.63m	**+5.4%**
Net Exceptional Charge	**€26.85m**	€75.62m	**-**
FRS3 EPS	**(0.16c)**	(17.39c)	
Adjusted EPS**	**9.14c**	8.50c	**+7.5%**
Dividend	**2.06c**	1.96c	**+5%**
Net Borrowings	**€250.76m**	€307.84m	**-18.5%**

**Including share of operating profit of joint ventures & associates*
***Before exceptional items and amortisation of goodwill*

- Increase in operating margin before exceptional items to 4.4%
- Increase in profits before tax and exceptional items - up 5.4%
- Increase in interim dividend - up 5% to 2.06c per share
- Borrowings down by 18.5%, interest cover up to 5.6 times
- Strong performance in consumer foods and agribusiness
- Food ingredients performance hit by weak markets and currency
- Joint Venture cheese and whey facility in New Mexico already announced
- Strategic development continues – initiatives in USA, Europe and Africa

Results

The Board of Glanbia plc is pleased to announce its interim results for the first half of 2003. The Group has grown operating margins before exceptional items and increased profit before tax and exceptional items. Operating profit is marginally ahead of the first half of 2002, despite the sizeable impact on turnover arising from the exit of UK consumer meats and foodservice in mid 2002. Overall the Group benefited from growth in profits in consumer foods and agribusiness operations. Food ingredients had an excellent operating performance, but results were impacted in the period by difficult market conditions and the strengthening of the Euro.

Operating profit (before exceptional items, including share of operating profit of joint ventures and associates) was €45.73m (2002: €45.45m). Turnover for the period was down by 15.7% to €1,050.77m (2002: €1,246.74m). The operating margin improved to 4.4% (2002: 3.6%).

Profit before exceptional items and tax increased by 5.4% to €37.56m (2002: €35.63m, reflecting the benefits of lower borrowings and interest costs.

A net exceptional charge of €26.85m (2002: €75.62m) arises in the period. Of this redundancy costs totalling €9.50m in the period have been charged against operating profit, arising from the fire at the Roosky pigmeat plant in 2002. This has been offset by an exceptional gain of €11.60m from the insurance settlement, representing the surplus realised over net book value of the asset destroyed in the Roosky fire. A charge of €21.90m arises primarily from the sale of Glanbia Fresh Meats (UK) Limited, announced to the market in July 2003, of which €11.17m is the write back through the P&L account of goodwill previously written off against reserves. A further charge of €7.04m arises from the closure of related meat processing facilities in Drongan and Gainsborough in the period.

After net exceptional items, the Group realised a profit before tax of €10.71m (2002 loss before tax: €39.98m).

Adjusted earnings per share increased by 7.5% to 9.14c (2002: 8.50c). The FRS3 loss per share was 0.16c (2002: FRS3 loss per share: 17.39c).

An interim dividend of 2.06c per share is to be paid, an increase of 5% (2002: 1.96c).

Capital employed was €321.94m (2002: €311.22m). Net borrowings at 5 July 2003 were down relative to 29 June 2002 by €57.08m (18.5%) to €250.76m. The interest charge declined by 16.8% to €8.17m (2002: €9.81m), reflecting lower borrowings. Interest cover was 5.6 times. Non-equity minority interest, which relates to Preferred Securities and Preference Shares, was €5.68m (2002: €6.56m).

Review of Operations

Consumer Foods

Consumer Foods consists of Glanbia's businesses engaged in the production and marketing of dairy and meat products primarily through retail channels in the UK and Ireland.

This business group further improved performance in the first half of 2003 aided by the exit from under-performing UK businesses in mid-2002. Development of new value added opportunities and enhanced operating efficiencies also assisted

performance. Operating profit advanced by 31.3% to €22.74m (2002: €17.33m). Turnover was €472.66m (2002: €641.39m). The operating margin improved to 4.8% (2002: 2.7%).

The Irish liquid milk and chilled foods businesses both made satisfactory progress in a very competitive market environment. The Group's expansion into the growing functional foods sector progressed well with a range of new products, including Avonmore Milk Plus probiotic milk and single serve Avonmore Supermilk. New functional yoghurts assisted a good overall performance in the fresh dairy products sector.

Despite strong volumes, the UK retail cheese business had a somewhat difficult first half due to intensely competitive market conditions. The pizza cheese joint venture also delivered further volume growth. The Llangeffni facility benefited strongly from the introduction of the new product range following completion of the Leprino technology transfer. Conversion of Magheralin to this new technology is underway but in the interim it is exposed to increasingly competitive conditions in the market for standard product.

UK fresh pork operations had a satisfactory operating performance in the period. As previously announced, the Group exited this business in July 2003 as part of refocusing of activities around core operations and growth strategy. Irish pork operations performed satisfactorily in difficult market circumstances, with the impact of the fire in Roosky offset by consequential loss insurance. The Group has announced that it is to expand processing capacity in its other two Irish pig-meat facilities in Edenderry and Roscrea to replace the capacity lost in the fire in 2002. This work will be completed by the end of 2004 and will ensure that these facilities will become the largest and most efficient of their kind in the Republic of Ireland.

Dairy Food Ingredients

Dairy Food Ingredients comprises the USA and Irish dairy ingredients operations, as well as the Group's expanding nutrition business. USA cheese and dairy ingredient operations had an excellent operational performance with continued growth in output and efficiencies. The period under review saw weaker cheese markets in the USA, which have subsequently recovered. The strength of the Euro in the half-year had a negative effect on profit translation.

Irish operations had a strong operational and volume performance. However as some recovery in international market prices got underway, the benefit was offset by a strengthening Euro.

Although in the early stages of establishment as a stand-alone operation, the nutrition business performed satisfactorily. Continued sales growth of nutritional ingredients was achieved and progress was made in identifying strategic development opportunities.

Overall, operating profit declined to €13.63m (2002: €19.28m). Turnover declined to €428.14m (2002: €465.36m) due to currency translation and lower USA cheese prices. The operating margin was 3.2% (2002: 4.1%).

Agribusiness

The Agribusiness Division is the key linkage between Glanbia and its farmer suppliers in Ireland and is engaged primarily in farm input sales, feed milling, milk assembly and grain trading. The division also has interests in fertiliser production, veterinary wholesaling, malting and port services. It had a satisfactory performance in the first half of 2003, with good spring volumes in feed and fertiliser and a continued focus on cost efficiencies. Turnover grew by 7.1% to €149.97m (2002: €140.00m). Operating profit was €9.35m (2002: €8.84m). The operating margin was 6.2% (2002: 6.3%).

Dividend

The Board has approved an interim dividend of 2.06c per share, an increase of 5% on the 2002 interim dividend of 1.96c. It will be paid on 1 October 2003 to shareholders on the register on 5 September 2003.

Strategy

While much of the focus in preceding years was in addressing operational and performance issues, Glanbia's main focus in 2003 is the implementation of its growth strategy, which will drive profits and earnings in future years.

In this regard, as already announced, the Group is finalising negotiations with Dairy Farmers of America, Inc. ("DFA") and Select Milk Producers Inc. ("Select") to build a $170m cheese and whey products production facility in New Mexico, USA. This new plant will be 50% owned by Glanbia with the balance jointly owned by DFA and Select. Commissioning of the proposed new facility is expected in the second half of 2005. It will position the Group as the number one producer of American type cheddar cheese in the USA and simultaneously build its global position as a supplier of advanced technology whey proteins to the nutritional sector.

In February 2003, Glanbia announced a strategic joint venture with Conaprole of Uruguay to initially establish a sales and marketing company in Mexico, serving Central and South American markets. This is now operational and early sales performance is encouraging.

Glanbia is actively pursuing a number of other potential opportunities for business growth in the USA, Europe and Africa, consistent with Group strategy.

Outlook

Glanbia is continuing to make good progress in 2003, benefiting from increasing focus on value-adding products and market sectors. Nonetheless, difficult trading conditions, including currency movements, are persisting, particularly in key commodity markets served by the Group.

As markets currently stand, the Group expects to achieve a satisfactory full-year trading performance.

The Board is confident that the initiatives currently underway to build Glanbia's position in its chosen sectors will deliver earnings growth in future years.

Tom Corcoran
Chairman

ENDS
27 August 2003

For further information, contact:

Michael Patten, Group Director of Communications, Glanbia plc
Tel: +353 (0)56-7772200 (office) or +353 (0)87-2414502 (mobile)

UK Enquiries:

John Olsen / Tom Leatherbarrow, Hogarth Partnership
Tel: 0207 3579477

Glanbia plc
Consolidated Profit and Loss Account
for the Half-Year ended 5 July 2003

	Notes	Pre Exceptional	Exceptional	Total	Pre Exceptional	Exceptional	Total	Pre Exceptional	Exceptional	Total
		Half year ended 5 July 2003			Half year ended 29 June 2002			Year ended 4 January 2003		
		€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Turnover		**1,083,323**		1,083,323	**1,280,091**		1,280,091	2,386,437		2,386,437
Less share of turnover of joint venture		**(32,553)**		(32,553)	**(33,349)**		(33,349)	(69,699)		(69,699)
Group Turnover	1	**1,050,770**		1,050,770	**1,246,742**		1,246,742	2,316,738		2,316,738
Group Operating Profit	4(a)	**45,426**	(9,505)	35,921	**44,662**		44,662	88,588		88,588
Share of operating profit of joint venture & associates		**301**	-	301	**785**		785	2,947		2,947
Operating profit including joint venture & associates	1	**45,727**	(9,505)	36,222	**45,447**		45,447	91,535		91,535
Loss on termination of operations	2	-	(7,038)	(7,038)	-	(64,337)	(64,337)	-	(68,064)	(68,064)
Loss on sale of operation	3	-	(21,902)	(21,902)	-	(24,677)	(24,677)	-	(25,610)	(25,610)
Profit on sale of investments/fixed assets	4(b)	-	11,595	11,594	-	13,396	13,396	-	13,754	13,754
Group Interest		**(7,949)**	-	(7,949)	**(9,815)**	-	(9,815)	(19,206)	-	(19,206)
Share of interest of joint venture and associates		**(217)**	-	(217)	**-**	-	-	(521)	-	(521)
Profit before taxation		**37,561**	(26,850)	10,711	**35,632**	(75,618)	(39,986)	71,808	(79,920)	(8,112)
Taxation		**(5,055)**	-	(5,055)	**(4,017)**	-	(4,017)	(7,939)	-	(7,939)
Profit after taxation		**32,506**	(26,850)	5,656	**31,615**	(75,618)	(44,003)	63,869	(79,920)	(16,051)
Equity minority interest				(450)			(288)			(677)
Non-equity minority interest				(5,679)			(6,565)			(12,619)
(Loss)/profit for the year				(473)			(50,856)			(29,347)
Dividends	5			(5,980)			(5,733)			(13,833)
(Loss absorbed)/profit retained for the year				(6,453)			(56,589)			(43,180)
Earnings per share	6			(0.16)			(17.39)			(10.06)
Adjusted earnings per share	6			9.14			8.50			17.44

Glanbia plc
Consolidated Balance Sheet
As at 5 July 2003

	Notes	5 July 2003 €'000	29 June 2002 €'000	4 January 2003 €'000
Assets employed				
Fixed assets				
Tangible assets		372,308	422,993	416,826
Goodwill		2,681	4,600	4,420
Financial assets		36,510	33,546	36,454
		411,499	461,139	457,700
Current assets				
Stocks		208,217	218,052	180,022
Debtors		326,168	336,753	226,838
Cash and bank balances	7	28,799	15,204	90,953
		563,184	570,009	497,813
Creditors		324,549	346,047	316,325
Borrowings	7	64,750	-	1,117
		389,299	346,047	317,442
Net current assets		173,885	223,962	180,371
Total assets less current liabilities		585,384	685,101	638,071
Less non-current liabilities				
Creditors		31,306	31,571	32,986
Borrowings	7	214,804	323,040	266,144
Capital grants		17,331	19,274	18,505
		263,441	373,885	317,635
		321,943	311,216	320,436
Capital and reserves				
Called up equity share capital		17,551	17,551	17,551
Share premium account		80,005	80,005	80,005
Merger reserve		113,148	113,148	113,148
Revenue reserves	8	(20,838)	(45,899)	(32,232)
Capital reserves		2,825	2,825	2,825
Equity shareholders' funds		192,691	167,630	181,297
Equity minority interests		5,970	6,716	6,983
Non-equity minority interests	9	123,282	136,870	132,156
		321,943	311,216	320,436

Glanbia plc

Summarised Cash Flow Statement

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
Net cash inflow from operating activities:			
Operating profit before exceptional items	45,426	44,662	88,588
Reorganisation and merger costs	(194)	(413)	(775)
Profit on disposal of fixed assets	(18)	(860)	(885)
Depreciation and amortisation	22,326	27,197	51,715
Changes in working capital	(118,201)	(123,216)	(12,085)
	(50,661)	(52,630)	126,558
Returns on investments and servicing of finance	(15,258)	(16,058)	(32,049)
Taxation	(3,174)	(4,162)	(4,990)
Purchase of fixed assets (net of disposals/grants)	(17,442)	(17,485)	(28,630)
Disposal of investments	-	13,396	10,705
Fire insurance re-instatement proceeds	7,628	-	-
Termination of operations	-	-	(8,648)
Purchase of subsidiary undertakings	-	-	(677)
Disposal of subsidiary undertakings	-	3,174	1,184
Minority interest acquired	(100)	-	-
Equity dividends paid	(8,100)	(7,800)	(13,533)
Change in net debt resulting from cash flows	(87,107)	(81,565)	49,920
Translation difference	12,660	16,388	16,431
Movement in net debt in the period	(74,447)	(65,177)	66,351
Net debt at beginning of period	(176,308)	(242,659)	(242,659)
Net debt at end of period	(250,755)	(307,836)	(176,308)

Glanbia plc
Notes to the Financial Statements

Note 1: Segmental Analysis

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
Turnover by Business Class			
Food Ingredients	428,139	465,360	910,075
Consumer Foods	472,661	641,387	1,175,114
Agribusiness	149,970	139,995	231,549
	1,050,770	1,246,742	2,316,738
Operating Profit by Business Class			
Food Ingredients	13,634	19,281	30,051
Consumer Foods	22,743	17,328	47,590
Agribusiness	9,350	8,838	13,894
	45,727	45,447	91,535

Note 2: Loss on termination of operations

The loss arises from the decision to close the Group's UK fresh meat operations at Drongan and Gainsborough.

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
Loss arising on termination of operations	(5,757)	(26,256)	(30,370)
Goodwill write back to profit and loss account on termination	-	(38,081)	(37,694)
Goodwill written off on termination	(1,281)	-	-
	(7,038)	(64,337)	(68,064)

The loss on termination in 2002 arose from the closure of the Group's UK Consumer Meats operation in June 2002.

Note 3: Loss on sale of operation

The loss arises primarily from the sale by the Group of its UK fresh meats operation at West Bromwich. The Group also sold a pig farm during the period.

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
Loss on disposal of asset	(10,731)	(13,225)	(13,697)
Write back of goodwill on asset disposed after period end	(11,171)	(11,452)	(11,913)
	(21,902)	(24,677)	(25,610)

The loss on sale in 2002 arose mainly from the Group's sale of its UK Foodservice distribution business in August 2002. The Group also sold two farms during 2002.

Note 4: Exceptional items

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
(a) Redundancy cost arising from fire at Roosky plant	(9,505)	-	-
(b) Profit on disposal of Roosky plant	11,595	-	-
(c) Profit on disposal of quoted investments	-	13,396	13,396
(d) Loss on disposal of tangible assets	-	-	358
	2,090	13,396	13,754

On 8 May 2002 most of the Group's processing plant at Roosky, County Roscommon, was destroyed by fire. The loss was fully insured and agreement on the sum insured was reached in the period, resulting in a surplus in the amount of €11,595k over the net book value of the asset destroyed.

The directors have taken the decision not to reinstate the processing plant at Roosky but rather to restore the lost capacity at the two remaining pig processing plants, with the result that a redundancy cost of €9,505k has been incurred.

Note 5: Dividends

	Half year ended 5 July 2003	Half year ended 29 June 2002	Year ended 4 January 2003
Dividends paid / proposed per share (cent)	2.06	1.96	4.76
Total dividend (€'000)	5,980	5,733	13,833

Note 6: Earnings per ordinary share

	Half year ended 5 July 2003 €'000	Half year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
Profit after taxation and minority interest	(473)	(50,856)	(29,347)
Weighted average number of ordinary shares in issue (million)	290.292	292.514	291.703
Earnings per share (cent)	(0.16)	(17.39)	(10.06)
Adjustments:			
Goodwill amortisation	0.05	0.04	0.11
Loss on sale of operations / investments	9.25	25.85	27.39
Adjusted Earnings per Share	9.14	8.50	17.44

Note 7: Group Borrowings

	5 July 2003 €'000	29 June 2002 €'000	4 January 2003 €'000
Borrowings due within one year	64,750	-	1,117
Borrowings due after one year	214,804	323,040	266,144
Less:			
Cash and bank balances	(28,799)	(15,204)	(90,953)
Net borrowings	250,755	307,836	176,308

Note 8: Revenue Reserves

	Profit Retained €'000	Currency Translation Reserve €'000	Goodwill Reserve €'000	Total €'000
At 4 January 2003	75,626	(32,490)	(75,368)	(32,232)
Profit retained	(6,453)			(6,453)
Goodwill on disposal			11,171	11,171
Currency translation difference on foreign currency net investments		5,376	1,300	6,676
At 5 July 2003	69,173	(27,114)	(62,897)	(20,838)

Note 9:

Non-equity minority interests include $100 million 7.99% cumulative preferred securities issued by a subsidiary in 1996 and €38.2 million cumulative redeemable preference shares issued by a subsidiary in 1993 and 1995, both net of unamortised issue costs.

Note 10:

The figures for the half-years ended 5 July 2003 and 29 June 2002 are unaudited. The figures for the full year ended 4 January 2003 represent an abbreviated version of the Group's financial statements for the year, which received an unqualified audit report.

File No. 82-4734

Document No. 5

ıbia

port **2003**



Frubes
Strawberry

;rease in operating margin before exceptional ms to 4.4%

;rease in profits before tax and exceptional ms – up 5.4%

;rease in interim dividend – up 5% to 2.06c r share

rrowings down by 18.5%, interest cover up 5.6 times

ong performance in consumer foods d agribusiness

ɔd ingredients performance hit by weak ırkets and currency

nt Venture cheese and whey facility New Mexico already announced

ategic development continues – iatives in USA, Europe and Africa

	Half-year ended 5 July 2003	Half-year ended 29 June 2002	Change
ating Profit before Exceptional Items*	**€45.73m**	€45.45m	+0.6%
ating Margin before Exceptional Items	**4.4%**	3.6%	
before Tax/Exceptional Items	**€37.56m**	€35.63m	+5.4%
:xceptional Charge	**€26.85m**	€75.62m	
3 EPS	**(0.16c)**	(17.39c)	
:ted EPS**	**9.14c**	8.50c	+7.5%
ənd	**2.06c**	1.96c	+5%
;orrowings	**€250.76m**	€307.84m	-18.5%

*ling share of operating profit of joint ventures & associates. **Before exceptional items and amortisation of goodwill.*

ılts

Ɜoard of Glanbia plc is pleased to announce its ŋ results for the first half of 2003. The Group ȷrown operating margins before exceptional ; and increased profit before tax and ɔtional items. Operating profit is marginally d of the first half of 2002, despite the sizeable ɔt on turnover arising from the exit of UK ɹmer meats and foodservice in mid-2002. ɜll the Group benefited from growth in profits in ɹmer foods and agribusiness operations. Food ɗients had an excellent operating performance, ɘsults were impacted in the period by difficult ɘt conditions and the strengthening of the euro.

ɜting profit (before exceptional items, including ɛ of operating profit of joint ventures and ɔiates) was €45.73m (2002: €45.45m). ɔver for the period was down by 15.7% to ɔ0.77m (2002: €1,246.74m). The operating in improved to 4.4% (2002: 3.6%).

before exceptional items and tax increased 4% to €37.56m (2002: €35.63m), reflecting enefits of lower borrowings and interest costs.

exceptional charge of €26.85m (2002: ɔ2m) arises in the period. Of this redundancy ; totalling €9.50m in the period have been ȷed against operating profit, arising from the fire ɘ Roosky pig-meat plant in 2002. This has been : by an exceptional gain of €11.60m from the insurance settlement, representing the surplus realised over net book value of the asset destroyed in the Roosky fire. A charge of €21.90m arises primarily from the sale of Glanbia Fresh Meats (UK) Limited, announced to the market in July 2003, of which €11.17m is the write back through the P&L account of goodwill previously written off against reserves. A further charge of €7.04m arises from the closure of related meat processing facilities in Drongan and Gainsborough in the period.

After net exceptional items, the Group realised a profit before tax of €10.71m (2002: loss before tax: €39.98m).

Adjusted earnings per share increased by 7.5% to 9.14c (2002: 8.50c). The FRS 3 loss per share was 0.16c (2002: FRS 3 loss per share: 17.39c).

An interim dividend of 2.06c per share is to be paid, an increase of 5% (2002: 1.96c).

Capital employed was €321.94m (2002: €311.22m). Net borrowings at 5 July 2003 were down relative to 29 June 2002 by €57.08m (18.5%) to €250.76m. The interest charge declined by 16.8% to €8.17m (2002: €9.81m), reflecting lower borrowings. Interest cover was 5.6 times. Non-equity minority interest, which relates to Preferred Securities and Preference Shares, was €5.68m (2002: €6.56m).

sumer Foods

sumer Foods consists of Glanbia's businesses ged in the production and marketing of dairy neat products primarily through retail channels UK and Ireland.

business group further improved performance first half of 2003 aided by the exit from under-rming UK businesses in mid-2002. Development w value added opportunities and enhanced ating efficiencies also assisted performance. ating profit advanced by 31.3% to €22.74m 2: €17.33m). Turnover was €472.66m (2002: .39m). The operating margin improved to (2002: 2.7%).

rish liquid milk and chilled foods businesses made satisfactory progress in a very petitive market environment. The Group's nsion into the growing functional foods sector ressed well with a range of new products, ding Avonmore Milk Plus probiotic milk and serve Avonmore Supermilk. New functional urts assisted a good overall performance in esh dairy products sector.

ite strong volumes, the UK retail cheese ness had a somewhat difficult first half due to sely competitive market conditions. The pizza se joint venture also delivered further volume th. The Llangefni facility benefited strongly from ntroduction of the new product range following pletion of the Leprino technology transfer. ersion of Magheralin to this new technology derway, but in the interim it is exposed to asingly competitive conditions in the market andard product.

esh pork operations had a satisfactory ating performance in the period. As previously unced, the Group exited this business in July as part of refocusing of activities around core operations and growth strategy. Irish pork operations performed satisfactorily in difficult market circumstances, with the impact of the fire in Roosky offset by consequential loss insurance. The Group has announced that it is to expand processing capacity in its other two Irish pig meat facilities in Edenderry and Roscrea to replace the capacity lost in the fire in 2002. This work will be completed by the end of 2004 and will ensure that these facilities will become the largest and most efficient of their kind in the Republic of Ireland.

Dairy Food Ingredients

Dairy Food Ingredients comprises the USA and Irish dairy ingredients operations, as well as the Group's expanding nutrition business. USA cheese and dairy ingredient operations had an excellent operational performance with continued growth in output and efficiencies. The period under review saw weaker cheese markets in the USA, which have subsequently recovered. The strength of the euro in the half-year had a negative effect on profit translation.

Irish operations had a strong operational and volume performance. However as some recovery in international market prices got underway, the benefit was offset by a strengthening euro.

Although in the early stages of establishment as a stand-alone operation, the nutrition business performed satisfactorily. Continued sales growth of nutritional ingredients was achieved and progress was made in identifying strategic development opportunities.

Overall, operating profit declined to €13.63m (2002: €19.28m). Turnover declined to €428.14m (2002: €465.36m) due to currency translation and lower USA cheese prices. The operating margin was 3.2% (2002: 4.1%).

ɔusiness

Agribusiness division is the key linkage between ɔia and its farmer suppliers in Ireland and is ged primarily in farm input sales, feed milling, assembly and grain trading. The division also nterests in fertiliser production, veterinary esaling, malting and port services. It had a 'actory performance in the first half of 2003, good spring volumes in feed and fertiliser and a nued focus on cost efficiencies. Turnover grew 1% to €149.97m (2002: €140.00m). Operating was €9.35m (2002: €8.84m). The operating ıin was 6.2% (2002: 6.3%).

lend

Board has approved an interim dividend)6c per share, an increase of 5% on the : interim dividend of 1.96c. It will be paid on tober 2003 to shareholders on the register September 2003.

:egy

much of the focus in preceding years was dressing operational and performance issues, ɔia's main focus in 2003 is the implementation growth strategy, which will drive profits and ngs in future years.

s regard, as already announced, the Group is ing negotiations with Dairy Farmers of America, "DFA") and Select Milk Producers Inc. ("Select") ıild a $170m cheese and whey products ɹction facility in New Mexico, USA. This new will be 50% owned by Glanbia with the ıce jointly owned by DFA and Select. missioning of the proposed new facility is cted in the second half of 2005. It will position iroup as the number one producer of American cheddar cheese in the USA and simultaneously its global position as a supplier of advanced ıology whey proteins to the nutritional sector.

In February 2003, Glanbia announced a strategic joint venture with Conaprole of Uruguay to initially establish a sales and marketing company in Mexico, serving Central and South American markets. This is now operational and early sales performance is encouraging.

Glanbia is actively pursuing a number of other potential opportunities for business growth in the USA, Europe and Africa, consistent with Group strategy.

Outlook

Glanbia is continuing to make good progress in 2003, benefiting from increasing focus on value-adding products and market sectors. Nonetheless, difficult trading conditions, including currency movements, are persisting, particularly in key commodity markets served by the Group.

As markets currently stand, the Group expects to achieve a satisfactory full year trading performance.

The Board is confident that the initiatives currently underway to build Glanbia's position in its chosen sectors will deliver earnings growth in future years.

Tom Corcoran

Tom Corcoran
Chairman
27 August 2003

solidated Profit and Loss Account
half-year ended 5 July 2003

		Half-year ended 5 July 2003		
	Notes	Pre-exceptional €'000	Exceptional €'000	Total €'000
›ver		1,083,323	–	1,083,323
share of turnover of joint venture		(32,553)	–	(32,553)
p turnover	1	1,050,770	–	1,050,770
p operating profit	4(a)	45,426	(9,505)	35,921
ꞓ of operating profit of joint venture & associates		301	–	301
ating profit including joint venture & associates	1	45,727	(9,505)	36,222
on termination of operations	2	–	(7,038)	(7,038)
on sale of operation	3	–	(21,902)	(21,902)
on sale of investments/fixed assets	4(b)	–	11,595	11,595
ɔ Interest		(7,949)	–	(7,949)
ꞓ of interest of joint venture and associates		(217)	–	(217)
t before taxation		37,561	(26,850)	10,711
ion		(5,055)	–	(5,055)
t after taxation		32,506	(26,850)	5,656
y minority interest				(450)
equity minority interest				(5,679)
ꞓ)/profit for the year				(473)
ends	5			(5,980)
ꞓ absorbed)/profit retained for the year				(6,453)
ngs per share (cent)	6			(0.16)
ꞓted earnings per share (cent)	6			9.14

Half-year ended 29 June 2002			Year ended 4 January 2003		
Pre-eptional €'000	Exceptional €'000	Total €'000	Pre-exceptional €'000	Exceptional €'000	Total €'000
280,091	–	1,280,091	2,386,437	–	2,386,437
(33,349)	–	(33,349)	(69,699)	–	(69,699)
246,742	–	1,246,742	2,316,738	–	2,316,738
44,662	–	44,662	88,588	–	88,588
785	–	785	2,947	–	2,947
45,447	–	45,447	91,535	–	91,535
–	(64,337)	(64,337)	–	(68,064)	(68,064)
–	(24,677)	(24,677)	–	(25,610)	(25,610)
–	13,396	13,396	–	13,754	13,754
(9,815)	–	(9,815)	(19,206)	–	(19,206)
–	–	–	(521)	–	(521)
35,632	(75,618)	(39,986)	71,808	(79,920)	(8,112)
(4,017)	–	(4,017)	(7,939)	–	(7,939)
31,615	(75,618)	(44,003)	63,869	(79,920)	(16,051)
		(288)			(677)
		(6,565)			(12,619)
		(50,856)			(29,347)
		(5,733)			(13,833)
		(56,589)			(43,180)
		(17.39)			(10.06)
		8.50			17.44

ɜolidated Balance Sheet
July 2003

	Notes	5 July 2003 €'000	29 June 2002 €'000	4 January 2003 €'000
:s employed				
assets				
ɔle assets		**372,308**	422,993	416,826
will		**2,681**	4,600	4,420
ɔial assets		**36,510**	33,546	36,454
		411,499	461,139	457,700
ɪnt assets				
:s		**208,217**	218,052	180,022
ɔrs		**326,168**	336,753	226,838
and bank balances	7	**28,799**	15,204	90,953
		563,184	570,009	497,813
ɪnt liabilities				
tors		**324,549**	346,047	316,325
·wings	7	**64,750**	–	1,117
		389,299	346,047	317,442
:urrent assets		**173,885**	223,962	180,371
assets less current liabilities		**585,384**	685,101	638,071
:				
·current liabilities				
itors		**31,306**	31,571	32,986
ɔwings	7	**214,804**	323,040	266,144
:al grants		**17,331**	19,274	18,505
		263,441	373,885	317,635
		321,943	311,216	320,436
tal and reserves				
·d up equity share capital		**17,551**	17,551	17,551
e premium account		**80,005**	80,005	80,005
ȷer reserve		**113,148**	113,148	113,148
:nue reserves	8	**(20,838)**	(45,899)	(32,232)
tal reserves		**2,825**	2,825	2,825
ty shareholders' funds		**192,691**	167,630	181,297
ity minority interests		**5,970**	6,716	6,983
-equity minority interests	9	**123,282**	136,870	132,156
		321,943	311,216	320,436

mmarised Cash Flow Statement

	Half-year ended 5 July 2003 €'000	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
cash inflow from operating activities:			
ɜrating profit before exceptional items	**45,426**	44,662	88,588
ɪrganisation and merger costs	**(194)**	(413)	(775)
ïit on disposal of fixed assets	**(18)**	(860)	(885)
ɪreciation and amortisation	**22,326**	27,197	51,715
ːnges in working capital	**(118,201)**	(123,216)	(12,085)
	(50,661)	(52,630)	126,558
ɹrns on investments and servicing of finance	**(15,258)**	(16,058)	(32,049)
ɪtion	**(3,174)**	(4,162)	(4,990)
ːhase of fixed assets (net of disposals/grants)	**(17,442)**	(17,485)	(28,630)
ɔosal of investments	**–**	13,396	10,705
insurance re-instatement proceeds	**7,628**	–	–
ɪination of operations	**–**	–	(8,648)
ːhase of subsidiary undertakings	**–**	–	(677)
ɪosal of subsidiary undertakings	**–**	3,174	1,184
ɔrity interest acquired	**(100)**	–	–
ity dividends paid	**(8,100)**	(7,800)	(13,533)
nge in net debt resulting from cash flows	**(87,107)**	(81,565)	49,920
slation difference	**12,660**	16,388	16,431
ement in net debt in the period	**(74,447)**	(65,177)	66,351
debt at beginning of period	**(176,308)**	(242,659)	(242,659)
debt at end of period	**(250,755)**	(307,836)	(176,308)

:es to the Financial Statements

ɪ 1: Segmental analysis	Half-year ended 5 July 2003 €'000	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
over by business class			
l Ingredients	**428,139**	465,360	910,075
ɜumer Foods	**472,661**	641,387	1,175,114
ɔusiness	**149,970**	139,995	231,549
	1,050,770	1,246,742	2,316,738
'ating profit by business class			
l Ingredients	**13,634**	19,281	30,051
ɜumer Foods	**22,743**	17,328	47,590
ɪusiness	**9,350**	8,838	13,894
	45,727	45,447	91,535

2: Loss on termination of operations ɔss arises from the decision to close the Group's ɜsh meat operations at Drongan and Gainsborough.	**Half-year ended 5 July 2003 €'000**	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
arising on termination of operations	**(5,757)**	(26,256)	(30,370)
lwill write back to profit and loss account on termination	**–**	(38,081)	(37,694)
lwill written off on termination	**(1,281)**	–	–
	(7,038)	(64,337)	(68,064)

ɔss on termination in 2002 arose from the closure of the Group's UK Consumer Meats operation in June 2002.

3: Loss on sale of operation ɔss arises primarily from the sale by the Group UK fresh meats operation at West Bromwich. ɜroup also sold a pig farm during the period.	**Half-year ended 5 July 2003 €'000**	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
on disposal of asset	**(10,731)**	(13,225)	(13,697)
back of goodwill on asset disposed after period end	**(11,171)**	(11,452)	(11,913)
	(21,902)	(24,677)	(25,610)

ɔss on sale in 2002 arose mainly from the Group's sale of its UK Foodservice distribution business in August 2002. ɜroup also sold two farms during 2002.

4: Exceptional items	**Half-year ended 5 July 2003 €'000**	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
ɜdundancy cost arising from fire at Roosky plant	**(9,505)**	–	–
ofit on disposal of Roosky plant	**11,595**	–	–
ofit on disposal of quoted investments	**–**	13,396	13,396
ofit on disposal of tangible assets	**–**	–	358
	2,090	13,396	13,754

May 2002 most of the Group's processing plant at Roosky, County Roscommon, was destroyed by fire. The loss ully insured and agreement on the sum insured was reached in the period, resulting in a surplus in the amount of ı95k over the net book value of the asset destroyed.

ɟirectors have taken the decision not to reinstate the processing plant at Roosky but rather to restore the lost capacity ɜ two remaining pig processing plants, with the result that a redundancy cost of €9,505k has been incurred.

5: Dividends	**Half-year ended 5 July 2003**	Half-year ended 29 June 2002	Year ended 4 January 2003
ends paid/proposed per share (cent)	**2.06**	1.96	4.76
dividend (€'000)	**5,980**	5,733	13,833

ɘ 6: Earnings per ordinary share

	Half-year ended 5 July 2003 €'000	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
t after taxation and minority interest	**(473)**	(50,856)	(29,347)
ıhted average number of ordinary ɘs in issue (million)	**290.292**	292.514	291.703
ings per share (cent)	**(0.16)**	(17.39)	(10.06)
ɜtments:			
dwill amortisation	**0.05**	0.04	0.11
/(Profit) on sale of operations/investments	**9.25**	25.85	27.39
ɜted earnings per share (cent)	**9.14**	8.50	17.44

7: Group borrowings

	Half-year ended 5 July 2003 €'000	Half-year ended 29 June 2002 €'000	Year ended 4 January 2003 €'000
wings due within one year	**64,750**	–	1,117
wings due after one year	**214,804**	323,040	266,144
and bank balances	**(28,799)**	(15,204)	(90,953)
orrowings	**250,755**	307,836	176,308

8: Revenue reserves

	Profit retained €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total €'000
anuary 2003	75,626	(32,490)	(75,368)	(32,232)
etained	(6,453)	–	–	(6,453)
vill on disposal	–	–	11,171	11,171
ıcy translation difference on ı currency net investments	–	5,376	1,300	6,676
ıly 2003	69,173	(27,114)	(62,897)	(20,838)

ᚱ: Non-equity minority interests

ɔuity minority interests include $100 million 7.99% cumulative preferred securities issued by a subsidiary ; and €38.2 million cumulative redeemable preference shares issued by a subsidiary in 1993 and 1995, ɘt of unamortised issue costs.

0:

ures for the half-years ended 5 July 2003 and 29 June 2002 are unaudited. The figures for the full year ended ary 2003 represent an abbreviated version of the Group's financial statements for the year, which received ualified audit report.

ıbia

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Companies Registration Office

Annual Return

Confirmation of Electronic Filing

File No. 82-4734

Document No. 6

Company Number

1	2	9	9	3	3

B1

Company Name

Glanbia plc

Submission Number

Company Number

Document Number

B2

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

Companies Acts, 1963 to 2001

B1

Company Number

1	2	9	9	3	3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Glanbia plc

Return made up to *note one*: Day 20 Month 09 Year 2003

Financial Year *note two*: From Day 30 Month 12 Year 2001 To Day 04 Month 01 Year 2003

Registered Office *note three*: Glanbia House, Kilkenny

Other Addresses *note four*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18	Register of Members

Secretary

note five	Surname: Talbot	Former Surname *note five*: None
note five	Forename: Hannah Josephine (known as Siobhan)	Former Forename *note five*: None

Residential Address *note five*: Owning, Piltown, Co Kilkenny

Donations for Political Purposes *note six*

Name of person or political party to whom donation was made	Value of donation € / _
None	Nil

Presenter Details

Name	Glanbia plc		
Address	Group Secretariat Department, Glanbia House, Kilkenny		
DX Number		DX Exchange	
Telephone Number	056-7772200	Fax Number	
Email	jroche@glanbia.ie	Reference Number	

Authorised Share Capital

note seven

Total

€ / _ 18,360,000.000000 made up as follows:

Class	Number of Shares	Value Per Share € / _
Ordinary	306,000,000	0.06

Issued Share Capital

Total

€ / _ 17,550,851.040000 made up as follows:

Paid up on shares issued for cash	€ / _ 10,525,269.06000 0
Considered paid on other shares	€ / _ 7,025,581.980000
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€ / _ 1,019,969.000000
Total calls unpaid	€ / _ 0.000000
Total not yet called	€ / _ 0.000000

Shares Issued

Consideration - all cash

Class	Number of Shares	Total Premium Paid € / _	Total Amount paid € / _
Ordinary	175,421,151	83,121,447.000000	93,646,716.060000
Totals	175,421,151	(A)	93,646,716.060000

Consideration - not all cash

Class	Number of Shares	Total Premium Considered Paid € / _	Total amount considered paid € / _
Ordinary	117,093,033	356,292,768.000000	363,318,349.980000
Totals	117,093,033	(B)	363,318,349.980000

Total number of shares issued **(A) plus (B)**

292,514,184

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details

note nine

None

Blueprint 2000 Company Secretary

List of Past and Present Members

Persons holding shares on [ ] the 14th day after the annual general meeting or [X] the date to which the annual return has been made up for 20 03 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company. *note ten*

notes five and eleven

	Name and Address	Share Class	Numbers Held *note twelve*	Number Transferred and Date *note thirteen*	Particulars of Transferee *note thirteen*
Folio No.	List Ord.Shareholders Attached	€0.06 Ordinary	292,514,184		
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					

Directors *(including shadow directors)*

Surname *note five*	Callaghan	Former Surname *note five*	None
Forename *note five*	John Edward	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	06 / 08 / 1942	Irish Resident *note fourteen*	X
Residential Address *note five*	Park House, Killiney Heath, Killiney, Co Dublin		
Business Occupation	Chartered Accountant	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Surname *note five*	Corbally	Former Surname *note five*	None
Forename *note five*	Henry Vincent	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	11 / 07 / 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Keenaghan, Kilmainhamwood, Kells, Co Meath		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Surname *note five*	Corcoran	Former Surname *note five*	None
Forename *note five*	Thomas Patrick	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	08 / 08 / 1939	Irish Resident *note fourteen*	X
Residential Address *note five*	Bohadoon, Dungarvan, Co Waterford		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Continued on next page

Directors *(including shadow directors)*

	Surname	Former Surname *note five*
note five	Fitzpatrick	None
	Forename	**Former Forename** *note five*
note five	Edward Patrick	None

Date of Birth: Day 05 Month 03 Year 1948 — Irish Resident *note fourteen* X

Residential Address *note five*: Knockmoylan, Mullinavat, Co Kilkenny

Business Occupation: Farmer — Nationality: Irish

Other Directorships — Company *note fifteen*: See continuation sheet — Registered at *note sixteen*: — Company Number:

	Surname	Former Surname *note five*
note five	Gilsenan	None
	Forename	**Former Forename** *note five*
note five	James Anthony	None

Date of Birth: Day 14 Month 06 Year 1959 — Irish Resident *note fourteen* X

Residential Address *note five*: Drogheda Road, Collon, Co Louth

Business Occupation: Farmer — Nationality: Irish

Other Directorships — Company *note fifteen*: See continuation sheet — Registered at *note sixteen*: — Company Number:

	Surname	Former Surname *note five*
note five	Heffernan	None
	Forename	**Former Forename** *note five*
note five	Thomas Patrick	None

Date of Birth: Day 07 Month 08 Year 1955 — Irish Resident *note fourteen* X

Residential Address *note five*: Kearney Bay, Glenmore, Co Kilkenny

Business Occupation: Farmer — Nationality: Irish

Other Directorships — Company *note fifteen*: See continuation sheet — Registered at *note sixteen*: — Company Number:

Continued on next page

Directors *(including shadow directors)* *note five*

Surname *note five*	Herlihy	Former Surname *note five*	None
Forename *note five*	Liam	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	23 / 11 / 1951	Irish Resident *note fourteen*	X
Residential Address *note five*	Headborough, Knockanore, Tallow, Co Waterford		
Business Occupation	Farmer	Nationality	Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See continuation sheet		

Surname *note five*	Hill	Former Surname *note five*	None
Forename *note five*	Christopher Leslie	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	27 / 03 / 1958	Irish Resident *note fourteen*	X
Residential Address *note five*	Johnstown House, Arklow, Co Wicklow		
Business Occupation	Farmer	Nationality	Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See continuation sheet		

Surname *note five*	Liston	Former Surname *note five*	None
Forename *note five*	Jeremiah Vincent	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	19 / 09 / 1940	Irish Resident *note fourteen*	X
Residential Address *note five*	6 Richmond Hill, Monkstown, Co Dublin		
Business Occupation	Company Director	Nationality	Irish

Other Directorships	Company *note fifteen*	Registered at *note sixteen*	Company Number
	See continuation sheet		

Continued on next page

Directors *(including shadow directors)*

Surname *note five*	Meagher	Former Surname *note five*	None
Forename *note five*	Geoffrey Joseph	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	25 / 08 / 1949	Irish Resident *note fourteen*	X
Residential Address *note five*	Slievenamon, Granges Road, Kilkenny		
Business Occupation	Group Financial Director	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Surname *note five*	Miller	Former Surname *note five*	None
Forename *note five*	John James	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	26 / 06 / 1940	Irish Resident *note fourteen*	X
Residential Address *note five*	Boleybeg, Abbeyleix, Co Laois		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Surname *note five*	Moloney	Former Surname *note five*	None
Forename *note five*	John Joseph	Former Forename *note five*	None
Date of Birth (Day / Month / Year)	03 / 11 / 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Seafield House, Scartore, Ballinacourty, Dungarvan, Co Waterford		
Business Occupation	Group Managing Director	Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet	Registered at *note sixteen* / Company Number	

Continued on next page

Directors
(including shadow directors)

note five	Surname: Murphy	Former Surname *note five*	None
note five	Forename: William Gerard	Former Forename *note five*	None
Date of Birth	Day 02 Month 06 Year 1945	Irish Resident *note fourteen*	X
Residential Address *note five*	Wetlands , Callan Road, Kilkenny		
Business Occupation	Deputy Group Managing Director	Nationality	Irish
Other Directorships	Company *note fifteen*: See continuation sheet	Registered at *note sixteen*:	Company Number:

note five	Surname: Parsons	Former Surname *note five*	None
note five	Forename: Michael	Former Forename *note five*	None
Date of Birth	Day 03 Month 02 Year 1950	Irish Resident *note fourteen*	X
Residential Address *note five*	Outrath, Kilkenny		
Business Occupation	Farmer	Nationality	Irish
Other Directorships	Company *note fifteen*: See continuation sheet	Registered at *note sixteen*:	Company Number:

note five	Surname: Power	Former Surname *note five*	None
note five	Forename: Eamon Marian	Former Forename *note five*	None
Date of Birth	Day 07 Month 09 Year 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Corse House, Fethard-on-Sea, New Ross, Co Wexford		
Business Occupation	Farmer	Nationality	Irish
Other Directorships	Company *note fifteen*: See continuation sheet	Registered at *note sixteen*:	Company Number:

Continued on next page

Directors *(including shadow directors)*

Surname *note five*	Quigley
Former Surname *note five*	None
Forename *note five*	Frank
Former Forename *note five*	None
Date of Birth (Day / Month / Year)	03 / 09 / 1942
Irish Resident *note fourteen*	X
Residential Address *note five*	Feddans, Carrick-on-Suir, Co Waterford
Business Occupation	Farmer
Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet
Registered at *note sixteen*	
Company Number	

Surname *note five*	Quinlan
Former Surname *note five*	None
Forename *note five*	John Francis Victor
Former Forename *note five*	None
Date of Birth (Day / Month / Year)	08 / 05 / 1945
Irish Resident *note fourteen*	X
Residential Address *note five*	Baptistgrange, Lisronagh, Clonmel, Co Tipperary
Business Occupation	Farmer
Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet
Registered at *note sixteen*	
Company Number	

Surname *note five*	Stanley
Former Surname *note five*	None
Forename *note five*	George Eric
Former Forename *note five*	None
Date of Birth (Day / Month / Year)	10 / 07 / 1944
Irish Resident *note fourteen*	X
Residential Address *note five*	Woodville, Shinrone, Co Offaly
Business Occupation	Farmer
Nationality	Irish
Other Directorships — Company *note fifteen*	See continuation sheet
Registered at *note sixteen*	
Company Number	

Continued on next page

Directors *(including shadow directors)*

Surname *note five*	Toland	Former Surname *note five*	None
Forename *note five*	Kevin Edward Patrick	Former Forename *note five*	None
Date of Birth (Day Month Year)	01 08 1965	Irish Resident *note fourteen*	X
Residential Address *note five*	Kilbline Cottage, Bennettsbridge, Co Kilkenny		
Business Occupation	Chief Executive-Consumer Foods Div.	Nationality	Irish
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)	See continuation sheet		

Surname *note five*	Walsh	Former Surname *note five*	None
Forename *note five*	Michael Joseph	Former Forename *note five*	None
Date of Birth (Day Month Year)	30 12 1942	Irish Resident *note fourteen*	X
Residential Address *note five*	Coolroe, Graiguenamanagh, Co Kilkenny		
Business Occupation	Farmer	Nationality	Irish
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)	See continuation sheet		

Surname *note five*		Former Surname *note five*	
Forename *note five*		Former Forename *note five*	
Date of Birth (Day Month Year)		Irish Resident *note fourteen*	
Residential Address *note five*			
Business Occupation		Nationality	
Other Directorships (Company *note fifteen* / Registered at *note sixteen* / Company Number)			

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________ Director ______________ Secretary

Blueprint 2000

NOTES ON COMPLETION OF FORM B1

These notes should be read in conjunction with the relevant legislation.

General This form must be completed in full and in accordance with the following notes.

Where "not applicable", "nil" or "none" is appropriate, please state.

Where € / _ appear, please delete as appropriate. Where / _ applies, give the relevant currency, if not euro.

Where the space provided on Form B1 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.

Note one *Returns made up to a date on or after 1 March 2002:*Pursuant to section 127 Companies Act 1963 (inserted by section 60 Company Law Enforcement Act 2001), the annual return of a company must be made up to a date not later than its annual return date (ARD). The return must be filed with the Registrar within 28 days of the company's ARD, or, where the return has been made up to a date earlier than the company's ARD, within 28 days of that earlier date. Section 127 sets out the manner in which a company's ARD is determined and in which same may be altered. There are severe penalties for late filing of the annual return. *Returns made up to a date prior to 1 March 2002*: If this form is being used to file such a return, the return ought to be made up to the date which is 14 days after the company's AGM for the year in question and delivered to the CRO within 60 days of the AGM. All other notes are also applicable to such returns. The late filing penalty will be charged in respect of any such return which is delivered more than 77 days after the date to which it has been made up.

Note two Give the date of the commencement and completion of the financial year covered by the accounts presented or to be presented to the AGM of the company for that year. Pursuant to section 7(1A) Companies (Amendment) Act 1986 (inserted by section 64 Company Law Enforcement Act 2001) the accounts must be made up to a date not earlier by more than nine months than the date to which the annual return is made up. In the case of the first annual return since the company's incorporation, the period since incorporation is required to be covered by the accounts. In any other case, the accounts are required to cover the period since the last set of accounts filed with the CRO.

Certain unlimited companies **are** required to prepare accounts and annex them to Form B1: Unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are companies limited by shares or guarantee, or their equivalent if not covered by the laws of the State, or a combination of these undertakings; unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are themselves unlimited companies or partnerships of the type aforementioned that are governed by the laws of the State or equivalent bodies governed by the laws of an EU Member State or combinations of these undertakings. Unlimited companies which do not come under either of these categories do not have to file accounts nor do they have to give details of their financial year.

Note three Give the address at the date of this return. Any change of registered office **must** be notified to the CRO on Form B2.

Note four If not kept at the registered office, state the address(es) where the register of members, register of debenture holders, and register of directors' and secretary's interests in shares and debentures of the company are kept, and where copies of directors' service contracts / memoranda of same (if applicable) are retained.

Note five Insert the full name (initials will not suffice) and usual residential address. Any former forename and surname must also be stated. This does not include (a) in the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title; or (b) in the case of a person, a former forename or surname where that name or surname was changed or disused before the person bearing the name attained age 18 years or has been changed or disused for a period of not less than 20 years; or (c) in the case of a married woman, the name or surname by which she was known prior to the marriage. Where the secretary is a firm, the corporate name and registered address of the firm must be stated.

Note six Section 26 Electoral Act 1997 requires details of contributions for political purposes, in excess of €5,079 **in the aggregate**, to any political party, member of the Dáil or Seanad, MEP or candidate in any Dáil, Seanad or European election, made by the company in the year to which the annual return relates, to be declared in the annual return and directors' report of the company in respect of that year. The particulars must be sufficient to identify the value of each such donation and the person to whom the donation was made. A wide definition of donation is set out in section 22 / section 46 of the 1997 Act and includes services supplied without charge, a donation of property or goods, or the free use of same.

Note seven Where a company has converted any of its shares into stock, then, where appropriate, the reference to shares shall be taken as reference to stock and reference to number of shares shall be taken as reference to amount of stock. The second page does **not** apply to a guarantee company without a share capital.

Note eight Insert, where applicable. (If share capital has been renominalised pursuant to section 26 Economic and Monetary Union Act 1998 and there has been a decrease in the whole or part of the authorised and issued share capital or in a class of shares as a result of the renominalisation (section 26(4)(a).)

Note nine Details of shares forfeited, shares / debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case.

Note ten Tick the appropriate box (see ***note one*** above). A full list is required with all returns. However, this requirement does not apply to a guarantee company without a share capital. Where joint shareholders exist, name either all joint shareholders or the first shareholder and "Another".

Note eleven Where there are more than eight shareholders, the list should be given on a continuation sheet in alphabetical order.

Note twelve Give the total number of shares held by each member.

Note thirteen Applicable to private companies only. Furnish particulars of shares transferred, the date of registration of each transfer and the number of shares transferred on each date since the date of the last return, or in the case of the first return, of the incorporation of the company, by persons who are still members and persons who have ceased to be members.

Note fourteen With effect from 18 April 2001, every company must have at least one Irish resident director or a Bond or certificate in place pursuant to sections 43(3) and 44 Companies (Amendment)(No.2) Act 1999. Place a tick in the box if the director is a resident in the State in accordance with section 43 of the 1999 Act as defined by section 44(8) and (9). If no director is so resident, a valid Bond or certificate must be furnished with the annual return, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) See CRO Information Leaflet 17.

Continued

Notes Continued *Note fifteen*	Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for bodies (a) of which the person has not been a director at any time during the past 10 years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company. Pursuant to section 45(1) Companies (Amendment)(No.2 Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under section 45(3), certain directorships are not reckoned for the purposes of section 45(1).
Note sixteen	Place of incorporation if outside the State.
Note seventeen	Tick the relevant box(es).

Checklist of documents annexed

Balance Sheet [X]
S 128 Companies Act 1963 (CA 63); S7 and S18 Companies Amendments Act 1986 (CAA 86)

Profit and Loss Account [X]
S7 and S18 CAA 86

Notes to the Accounts [X]
Schedule of CAA 86 (refer specifically to section 12 for notes required in the case of small / medium sized businesses)

Directors Report [X]
S128 CA 63; S7 & S18 CAA 86

Auditors Report [X]
S128 CA 63; S7 & S18 CAA 86

Overall Certification [X]
The Acts require that the balance sheet, profit and loss account, director's report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient.

Guarantee by parent undertaking of the liabilities of subsidiary undertaking [ ]
S17 CAA 86 as amended

Declaration of consent by shareholders of subsidiary to exemption [ ]
S17 CAA 86 as amended

Notification to shareholders of Guarantee [ ]
S17 CAA 86 as amended

Note stating company has availed of exemptions in section 17 Companies (Amendment) Act 1986, as amended [ ]

Accounting documents

Reg 39 E.C. (Companies: Group Accounts) Regulations 1992 [ ]

Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992 [ ]

Reg 7 E.C. (Accounts) Regulations 1993 [ ]

Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996 [ ]

Section 43 Bond / Section 44 Certificate *See note fourteen overleaf* [ ]

Form B73 or Form B73(a) Nomination of a new Annual Return Date [ ]

Further Information

Professional Advice — If you have a problem completing this annual return, and in particular are unclear as to the regulations pertaining to a company's annual return date, you should consult your professional advisor.

Change in Details — Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the Companies Registration Office. You may only change such details by sending one or more of the following forms:

B2	Notice of change in the situation of the registered office
B3	Notice of the places where the register of members, register of debenture holders, directors' service contracts / memoranda are kept
B4 / G1	Notice of increase in nominal capital
B5	Return of allotments (increase in issued share capital)
B10	Notice of change of directors or secretaries or in their particulars

CRO Address — When you have completed and signed the form, please send with the prescribed fee to the
Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 107 Comapny Law Enforcement Act 2001. Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Edward Callaghan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
BUPA Re		220633	
Cara Group Limited		215789	01/07/1998
Dublin Chamber of Commerce		588	23/03/1999
Esat Digiphone Limited		234895	10/04/2000
Esat Telecom Group plc		249281	10/04/2000
Esat Telecommunications (UK) Limited	UK	3271439	10/04/2000
Esat Telecommunications Limited		141524	10/04/2000
Ferndale Film Productions Limited		220982	12/08/1999
First Active plc		292890	
Prudential Europe Management Services Limited		209958	21/05/2001
Rabobank Ireland plc		213349	
Rye Valley Foods Limited		115669	17/07/1998
SALI Management Services Limited		217330	21/05/2001
Scottish Amicable International Asurance plc		209956	21/05/2001
Signal-Iduna Prudential International Assurance Limited		303995	21/05/2001
The Institute of Directors in Ireland		197643	01/12/2000
Towergate Limited		165321	01/12/2000
Trustee for Community Initiatives		157728	07/08/1997
Wilde Film Productions Limited		239782	12/08/1999

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Henry Vincent Corbally

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Thomas Patrick Corcoran

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Datong Company		212660	29/08/1997
Glanbia Co-operative Society Limited		4928 R	
Glanbia Services Society Limited		4602 R	
Grassland Fertilizers (Kilkenny) Limited		84321	
Irish Agricultural Wholesale Society Limited		182 R	
Irish Co-operative Organisation Society Limited		88 R	
Kooshell Investments Limited	Cyprus	82669	
Offwell Limited		192274	08/01/1999
Waterford Co-operative Society Limited		3996 R	04/09/1997

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Edward Patrick Fitzpatrick

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Castlegannon Show Limited		235563	
Glanbia Co-operative Society Limited		4928 R	
The South Eastern Cattle Breeding Society Limited		2438 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name James Anthony Gilsenan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Thomas Patrick Heffernan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	
The South Eastern Cattle Breeding Society Limited		2438 R	
Waterford Co-operative Society Limited		3996 R	04/09/1997

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Liam Herlihy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Co-operative Animal Health Limited		3077 R	
Glanbia Co-operative Society Limited		4928 R	
Glanbia Services Society Limited		4602 R	
Waterford Co-operative Society Limited		3996 R	04/09/1997

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Christopher Leslie Hill

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	
Waterford Co-operative Society Limited		3996 R	04/09/1997
Wicklow Rural Partnership Limited		216464	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Jeremiah Vincent Liston

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Alchem plc	Northern Ireland	NI 16428	27/09/2000
Animal Health Distributors Limited		276374	30/09/2000
Ashfield Health Care Limited	England	3286306	14/02/2002
Balcas Limited	Northern Ireland	NI 5325	
BWG Group Limited		358433	
Foodpak Ireland Limited		232399	
Gresham Hotel Group plc		21824	19/06/2002
Irish Management Institute		15151	31/12/1996
Kevin Broderick Limited		25019	
Lake Communications Limited		59890	
Lake Holdings Limited		36890	
National Toll Roads plc		89782	
Novapath Supplies Limited		108801	02/10/2000
Pemberton Marketing International Limited		134768	31/12/1996
Pemberton Marketing Limited	Northern Ireland	NI 21851	30/09/2000
Sangers (Northern Ireland) Limited	Northern Ireland	NI 18941	27/09/2000
The Arthritis Foundation of Ireland		78931	
The Institute of Directors in Ireland		197643	30/04/2001
Trinity Instruments Limited		150972	13/02/2002

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Jeremiah Vincent Liston

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Ulster Anaesthetics Limited	Northern Ireland	NI 6959	27/09/2000
UniDrug Distribution Group Limited	England	03169255	12/01/2001
Unitech (Ireland) Limited		110703	13/02/2002
United Care Limited		43507	13/02/2002
United Distribution Services Limited		143028	13/02/2002
United Drug (Wholesale) Limited		46423	13/02/2002
United Drug Ayrtons (Dublin) Limited		8490	13/02/2002
United Drug Distributors Limited		57279	13/02/2002
United Drug plc		12244	13/02/2002
United Medical Financial Services Limited		150973	13/02/2002
Vector Scientific Limited	Northern Ireland	NI 022913	27/09/2000

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: Geoffrey Joseph Meagher

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Datong Company		212660	29/09/2000
Dublin Fine Meats Limited		140331	
Gedney Limited		100950	01/12/2000
Glanbia Meats Society Limited		820 R	
Harzland Fleisch-Service Gmbh	Germany	1168881203	25/02/2000
Ingredientsnet.com Limited		319872	24/05/2000
Quinport Limited		204909	
Robinfield Limited		154660	
Slademore Limited		78297	
St. Canice's Parish Home for the Elderly Association Limited		136270	

Other Directorships

Company Number: 129933

Form B1 Continuation sheet

Director's Name: John James Miller

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited		4513 R	04/09/1997
Glanbia Co-operative Society Limited		4928 R	
Laois Leader Rural Development Company Limited		238333	
The South Eastern Cattle Breeding Society Limited		2438 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Joseph Moloney

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	
Grassland Fertilizers (Kilkenny) Limited		84321	13/03/1998
Ingredientsnet.Com (Holdings) Limited		323104	
Ingredientsnet.Com Limited		319872	
Irish Dairy Industries Association Limited		41395	
Irish Management Institute Limited		15151	
Repak Limited		242159	
The Irish Dairy Board Co-operative Limited		3221 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name William Gerard Murphy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Barley Exports Limited		94684	
Barnstorm Theatre Company Limited		207688	
C.A.H.(Trading) Limited		87848	02/02/2000
Co-operative Animal Health Limited		3077 R	01/01/2000
Cork Malting Company Limited		283744	08/02/2000
Grassland Fertilizers (Kilkenny) Limited		84321	10/03/2000
IAWS Group,plc		132287	
Irish Agricultural Wholesale Society Limited		182 R	
Malting Company of Ireland Limited		23278	08/02/2000
Milk Ventures (UK) Limited	United Kingdom	4787107	
Nutribio Limited		132050	16/03/1998
P.I.C. (Ireland) Limited		21822	01/01/2000
SOS Kilkenny Limited		51144	
Spacious Trading Limited		273542	08/02/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Michael Parsons

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
D Walsh and Sons Limited		48757	
D Walsh and Sons Limited		48757	
Glanbia Co-operative Society Limited		4928 R	
Kilkenny Carlow and District Farm Relief Services Limited		5090 R	
Kilkenny Co-operative Livestock Market Limited		2548 R	
Kilkenny County Development Board		NONE	
Noreside Farm Relief Services Limited		3983 R	02/06/2000

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Eamon Marian Power

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Frank Quigley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited		4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Francis Victor Quinlan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited		4513 R	04/09/1997
Cork Malting Company Limited		283744	
Glanbia Co-operative Society Limited		4928 R	30/05/2000
Glanbia Co-operative Society Limited		4928 R	
Irish Co-op Society Limited		77 R	
Irish Sugar Limited		8532	
Malting Company of Ireland (1965) Limited		23278	
Malting Company of Ireland Limited		273542	
Victor Quinlan Agricultural Consulting Limited		229439	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name George Eric Stanley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited		4513 R	04/09/1997
Centenary Co-operative Creamery Society Limited		3303 R	
Glanbia Co-operative Society Limited		4928 R	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Kevin Edward Patrick Toland

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Ingredientsnet.Com (Holdings) Limited		323104	
Ingredientsnet.Com Limited		319872	

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Michael Joseph Walsh

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited		4513 R	04/09/1997
Glanbia Co-operative Society Limited		4928 R	
Glanbia Services Society Limited		4602 R	
National Co-operative Pig Producers Society Limite		3521 R	
The Irish Dairy Board Co-operative Limited		3221 R	

Glanbia plc

Company Number: 129933

Annual Return Date ('ARD'): 20 September 2003

We hereby certify that the Profit and Loss Account and Balance Sheet, Report of the Directors and Report of the Auditors annexed to this Annual Return are true copies of the documents laid before the Annual General Meeting of the Company held on Tuesday, 20 May 2003.

Director : ____________________

Secretary : ____________________

Glanbia plc
Financial Statements
Year ended 4 January 2003

Report of the Directors

for the year ended 4 January 2003

Introduction

The Directors are pleased to present their report to shareholders together with the audited financial statements for the year ended 4 January 2003.

Principal activities

Glanbia plc is an international dairy, consumer foods and nutritional products company. It is principally engaged in the processing and marketing of cheese; dairy based food ingredient and nutritional products; dairy based consumer products; fresh milk; consumer and other meat products; manufacture of animal feedstuffs and trading in agricultural products. Group processing operations are located in Ireland, the UK and the USA. Sales and marketing activities are undertaken in various European countries and in the USA, South America, Asia and Africa. The Group serves a broad customer base in the retail, food service and food and beverage processing sectors.

Review of business

Group turnover for the year was €2,317m compared with €2,625m in 2001. The Chairman's Statement, Group Managing Director's Review and the Group Financial Director's Review contain a comprehensive commentary on the business and the year end financial position.

Results

Details of the results for the year and the appropriation thereof are set out in the consolidated profit and loss account on page 29.

Share capital

The authorised share capital of the Company is 306,000,000 ordinary shares of €0.06 each. The issued share capital is 292,514,184 ordinary shares of €0.06 each.

Dividends

On 2 October 2002 an interim dividend of 1.96c per share on the ordinary shares amounting to €5.733m was paid to shareholders on the Register as at 6 September 2002. The Directors have recommended the payment of a final dividend of 2.80c per share on the ordinary shares which amounts to €8.191m. Subject to shareholders' approval this dividend will be paid on 26 May 2003 to shareholders on the Register as at 25 April 2003, the record date.

Future developments

Our plans for the future development of the Group are outlined in the Chairman's Statement; Group Managing Director's Review and the Group Financial Director's Review.

Substantial interests

As at 21 February 2003, Glanbia Co-operative Society Limited held 54.79% of the Company's issued ordinary shares. The Company has not been notified of any other interest of 3% or more in its issued ordinary shares.

Research and development

The Group is committed to an ongoing and extensive innovation programme to support a customer led business and marketing approach. It is directed towards the development of technically superior dairy based food ingredient and nutritional products, cheese, high value consumer food products, and the enhancement of proprietary technologies and processes.

Safety, health and welfare

The Group is committed to complying with the Safety, Health and Welfare at Work Act, 1989. A comprehensive statement on safety, health and welfare at work has been prepared by each of the relevant companies in the Group. The policies set out in these statements are kept under review as part of the process of safeguarding the wellbeing of employees.

Directors

The Directors of the Company are listed on pages 18 and 19 of this Annual Report. In accordance with the Articles of Association of the Company, Henry V Corbally, Edward P Fitzpatrick, James A Gilsenan, Liam Herlihy, Eamon M Power, Frank Quigley and Michael J Walsh retire from the Board by rotation and, being eligible, offer themselves for re-appointment. JV Liston and Kevin E Toland were appointed to the Board on 10 June 2002 and 10 January 2003 respectively and, in accordance with the Articles of Association of the Company retire and, being eligible, offer themselves for re-appointment. None of the Directors proposed for re-appointment has a service contract with the Company.

Biographical details of Directors offering themselves for re-appointment are set out on pages 18 and 19.

Directors' and Secretary's share interests
The interests of the Directors and Group Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies are disclosed in note 34 to the financial statements.

Share options
In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") and Savings Related Share Option ("Sharesave") Scheme in order to further align the interests of Group personnel with those of shareholders. Options outstanding under the Company's 1988 Share Option Scheme, the LTIP and the Sharesave Scheme as at 4 January 2003 amounted to 5,954,528 ordinary shares (29 December 2001: 1,583,940) made up as follows:

	No of ordinary shares	Price range	Dates exercisable
Share option scheme and LTIP	3,082,500	€1.55 – €4.25	2003 – 2012
		GBP£1.22 – GBP£2.90	2003 – 2008
Sharesave Scheme	2,872,028	€1.20/GBP£0.764	2005 – 2006
Total	5,954,528		

As detailed in note 15 to the financial statements 2,222,000 ordinary shares have been purchased to date for the purpose of the Sharesave Scheme and are held in an employee benefit trust ("the Employees' Share Trust") pending exercise of the options. Any further shares required for the Sharesave Scheme will be existing shares purchased by the Employees' Share Trust.

Corporate governance
The Board has reviewed the Combined Code, which is appended to the Listing Rules of the Irish Stock Exchange. The Board believes that, except in relation to the composition of the Board, the Audit and Remuneration Committees as noted below, the Company has complied throughout the financial period with the provisions of the Combined Code.

Board/Board committees
The Company is a subsidiary of Glanbia Co-operative Society Limited ("the Society") which currently nominates from its Board of Directors, which is elected on a three year basis, fourteen non-executive Directors for appointment to the Board of the Company in accordance with the Articles of Association. The Society, an Irish industrial and provident society, owns 54.79% of the share capital of the Company and many of its members supply milk and trade with Irish subsidiaries of the Company. The remaining Directors comprise four executive Directors and two independent non-executive Directors. All Directors are required to submit themselves for re-appointment at least every three years.

The Board meets monthly and on other occasions as necessary. The Board has a formal schedule of matters specifically reserved to it for decision. All Directors have full and timely access to the information necessary to enable them to discharge their duties.

All Directors have access to the advice and services of the Group Secretary, who is responsible for ensuring that Board procedures are followed. All Directors are entitled to take independent advice, if necessary, at the Company's expense.

The Group continues to implement its core values programme throughout the Group, the aim of which is to foster a Group wide corporate culture based on performance, innovation, ethics and people development. All Directors have participated in this programme and continually review the conduct and operation of Board meetings.

All Directors have been advised of their fiduciary duties and of their obligation to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct.

The roles of the Chairman and Group Managing Director are and always have been separate. Mr JE Callaghan and Mr JV Liston are independent non-executive Directors and Mr Callaghan is the Senior Independent Director. The remaining non-executive Directors are, as stated earlier, nominated by the Board of Glanbia Co-operative Society Limited for appointment to the Board of the Company.

Throughout the year to 4 January 2003 the Board had an Audit Committee, a Remuneration Committee and a Nomination Committee each of which has formal terms of reference that have been approved, and are reviewed by the Board. Among the areas reviewed by the Audit Committee are the accounting policies and practices adopted in the preparation of the annual and interim financial statements, the scope, cost effectiveness and result of the audit and the independence and

objectivity of the auditors. The Committee discusses the scope and outcome of the internal audit programme with the Group Internal Auditor. The auditors meet with the Committee at least once a year without any executives being present. Membership of the Audit Committee which comprises non-executive Directors under the Chairmanship of Mr Callaghan is set out on page 19 of this Annual Report.

The role of the Nomination Committee is to carry out the selection process associated with the appointment of Directors and to make proposals to the Board regarding the appointment of Directors. Directors appointed during the year are required to retire and seek re-appointment at the annual general meeting following their appointment. All Directors are required to submit themselves for re-appointment at intervals of not more than three years. The appointment to the Board of non-executive Directors nominated by Glanbia Co-operative Society Limited ("the Society") is subject to and co-terminus with their appointments as Directors of the Society and is further subject to their removal as Directors under the Articles of Association. The remaining non-executive Directors are appointed to the Board on the basis of a three year term, which may be renewed and are also subject to earlier removal under the Articles. Membership of the Nomination Committee which comprises a majority of non-executive Directors under the Chairmanship of Mr T Corcoran is set out on page 19 of this Annual Report.

Due to the composition of the Board, as explained above, membership of the Board and of the Audit and Remuneration Committees is not composed of the number of independent non-executive Directors required under the Combined Code.

Remuneration

Remuneration committee

The Remuneration Committee determines, on behalf of the Board, the Company's framework of executive remuneration and the specific packages and conditions of employment for each of the executive Directors and certain senior executives. The Committee consults the Group Managing Director regarding remuneration proposals and obtains internal and external professional advice as deemed appropriate.

The remuneration of the non-executive Directors is determined by the Remuneration Committee within the total amount approved by the Company's shareholders in general meeting from time to time.

The Remuneration Committee operates the Company's Share Option Schemes.

The members of the Remuneration Committee are Messrs T Corcoran (Chairman), JE Callaghan, JV Liston, MJ Walsh and L Herlihy.

Remuneration policy

Remuneration policy is based on attracting, retaining and motivating executives to ensure that they perform in the best interests of the Company and its shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

Currently the components of the remuneration package for executive Directors are basic salary and benefits, performance related annual bonus, participation in the LTIP and participation in a defined benefit pension scheme. Executive Directors also participate in the share option scheme of the Company which expired in August 1998.

Basic salaries and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, competitive market practice or where a change of responsibility occurs. Benefits-in-kind consist principally of a company car. No fees are payable to executive Directors.

Performance related annual bonus

The Group operates a performance related bonus scheme for executive Directors, senior executives and other management. Payments under the scheme for executive Directors depend on the achievement of pre-determined goals for Group performance and an assessment of individual performance against agreed objectives.

Short term incentive plan

Prior to the introduction of the LTIP, the Group operated a Short Term Incentive Plan ("STIP") for executive Directors. Under the terms of the STIP an incentive award was payable in cash

subject to the achievement of a one year performance target. The value of the award was dependent on the movement in the Company's share price and was payable within 30 days of the Remuneration Committee determining that the performance target had been achieved. The STIP ceased in August 2002 at which time options were granted to the executive Directors under the LTIP.

Long term incentive plan
In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") for key Group employees in order to further align the interests of key Group personnel with those of shareholders. Under the 2002 LTIP options cannot be exercised before the expiration of three years from the date of grant and can only be exercised if a predetermined performance criterion for the Company has been achieved. The performance criterion is that there has been an increase in the adjusted earnings per share of the Company of at least the increase in the Consumer Price Index plus 5% compounded during a three year period.

To encourage participating executives to hold the shares issued to them on the exercise of their options, share awards specified as a percentage of the shares held may be made on the second and fifth anniversary of the exercise of the option. The number of shares which may be the subject of such awards may not exceed 20% and 10% of the number of shares so held on the respective anniversaries.

Benefits under the LTIP are not pensionable.

Employee savings related share option scheme
In 2002 the shareholders approved an employee Savings Related Share Option ("Sharesave") Scheme. The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Scheme provides a means of saving and giving employees the opportunity to become shareholders. To date approximately 1,600 employees have been granted options under the Sharesave Scheme.

Pension benefits
Pension benefits for executive Directors are calculated on basic salary only. Benefits, which are agreed on appointment, are designed to provide two thirds of basic salary at retirement for full service.

Service contracts
No Director has a service contract with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits-in-kind.

Details of Directors' emoluments and attributable pension benefits are set out in note 7 and details of Directors' shareholdings and share options are included in note 34 to the financial statements.

Shareholders
The Company has dialogue with institutional shareholders during the year and immediately following the announcement of the half year and full year results; the Company presents these results to investors and analysts. The Company responds to enquiries from all shareholders and welcomes their attendance at the Annual General Meeting.

Annual General Meeting
The Notice of the 2002 annual general meeting was despatched to shareholders not less than 20 working days before the meeting. Separate resolutions were proposed at the meeting on each substantially separate issue, including a resolution to receive and consider the 2001 financial statements and the reports of the Directors and Auditors thereon. The Chairmen of the Audit Committee and the Remuneration Committee were present. The level of proxy votes for and against was announced after each resolution had been passed on a show of hands.

Going concern
After making enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation and existence for the foreseeable future, and accordingly they continue to adopt a Going concern basis in preparing the financial statements.

Internal control
The Directors are required by the Combined Code to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets.

The Board confirms that there are ongoing procedures for identifying, evaluating and managing significant risks faced by the Group. These, or their equivalent, have been in place for

the year covered in this Annual Report and Financial Statements and up to the date of its approval and are themselves regularly reviewed by the Board and accord with the Turnbull guidance[1] which the Board has fully adopted. The Board has also reviewed the effectiveness of the current system of internal control specifically for the purposes of this statement.

While acknowledging its responsibility for the system of internal control, the Board is aware that such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Group Operations Committee, a management committee of the Group Managing Director, and recommended to the Board.

In judging the effectiveness of the Group's controls, the Board monitors the reports of the Audit Committee and management. Without diminishing its own responsibilities the Board has delegated certain acts to the Audit Committee. These include detailed reviews of key risks inherent in the business and of the systems for managing these risks. The Committee summarises its findings to the Board as required but at least half yearly.

The Group's control systems include;

- a Code of Business Practice that defines a set of agreed standards and guidelines for corporate behaviour;
- an organisational structure with clearly defined lines of responsibility and delegation of authority;
- appropriate terms of reference for Board committees with responsibility for policy areas;
- a formal schedule of matters specifically referred to the Board for its decision;
- a comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting;
- clearly defined guidelines for capital expenditure, including detailed budgeting, appraisal and post investment review;
- a Group Financial Management Manual that clearly sets out the accounting policies and financial control procedures to be followed by Business Units;
- a Treasury Risk Management policy approved by the Board which ensures that foreign exchange and interest rate exposures of the Group are managed within defined parameters;
- a Group wide risk assessment process which is maintained by Business Unit Management reporting to the Group Executive and Board as required;
- a Group Internal Audit function operating globally which monitors and supports the internal financial control system and reports to the Audit Committee and management. Internal audit work is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit;
- the Audit Committee, a formally constituted committee of the Board comprising non-executive Directors only, meets with internal and external auditors to satisfy itself that control procedures are in place and are being followed.

Finally the Directors, through the use of appropriate procedures and systems, have ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. These books of account are kept at the registered office of the Company.

Subsidiary and associated undertakings

A list of the principal subsidiary and associated undertakings is included in note 35 to the financial statements.

Auditors

The auditors PricewaterhouseCoopers have expressed their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special business at the Annual General Meeting

Notice of the 2003 Annual General Meeting with details of the special business to be considered at the meeting is set out in a separate circular which is enclosed with this Annual Report.

Disapplication of pre-emption rights, purchase of Company shares and treasury shares

Under the first item of special business, shareholders are being asked to renew the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue or in any other issue up to an aggregate amount of €809,148.96 in nominal

value of ordinary shares, representing 4.6% of the nominal value of the Company's issued ordinary share capital for the time being. This authority will expire on the earlier of the close of business on 19 August 2004 or the date of the Annual General Meeting of the Company in 2004.

At the last annual general meeting of the Company shareholders passed a resolution to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of its own shares. This authority will expire on 20 May 2003. Under the second item of special business, shareholders are being asked to extend this authority until the earlier of the close of business on 19 August 2004 or the date of the Annual General Meeting of the Company in 2004. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies.

Shareholders are also being asked under the third item of special business to pass a resolution authorising the Company to reissue such shares purchased by it and not cancelled as treasury shares. Such purchases would be made only at price levels which it considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. Furthermore the authority being sought from shareholders will provide that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the then market price of such shares.

On behalf of the Board

Thomas P Corcoran	**Chairman**
John J Moloney	**Group Managing Director**

Glanbia House
Kilkenny
4 March 2003

[1] Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull guidance") published in September 1999.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The maintenance and integrity of the Glanbia plc web site is the responsibility of the Directors.

Independent Auditors' Report: To the members of Glanbia plc

We have audited the financial statements on pages 29 to 67, which have been prepared under the historical cost convention, (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies on pages 35 and 36.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 27 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Managing Director's review, the Group Financial Director's Review and the Corporate Governance statement.

We review whether the corporate governance statement on pages 23 to 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 4 January 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report on pages 22 to 27 is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet on page 32 are more than half the amount of its called up share capital and, in our opinion, on that basis there did not exist at 4 January 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Waterford

4 March 2003

Consolidated Profit and Loss Account
for the year ended 4 January 2003

	Notes	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000	Pre-exceptional 2001 €'000	Exceptional 2001 €'000	Total 2001 €'000
Turnover		2,386,437	–	2,386,437	2,693,940	–	2,693,940
Less share of turnover of joint venture		(69,699)	–	(69,699)	(68,532)	–	(68,532)
Group turnover	1	2,316,738	–	2,316,738	2,625,408	–	2,625,408
Cost of sales		(2,010,118)	–	(2,010,118)	(2,296,087)	–	(2,296,087)
Gross profit		306,620	–	306,620	329,321	–	329,321
Distribution costs		(127,339)	–	(127,339)	(133,154)	–	(133,154)
Administrative expenses		(90,693)	–	(90,693)	(104,505)	–	(104,505)
Group operating profit		88,588	–	88,588	91,662	–	91,662
Share of operating profit of joint venture and associates		2,947	–	2,947	1,568	–	1,568
Operating profit including joint venture and associates		91,535	–	91,535	93,230	–	93,230
Loss on sale of operations	3	–	(25,610)	(25,610)	–	(2,046)	(2,046)
Profit/(loss) on sale of fixed assets	4	–	13,754	13,754	–	(3,486)	(3,486)
Loss on termination of operations	5	–	(68,064)	(68,064)	–	–	–
Group interest	6	(19,206)	–	(19,206)	(26,413)	–	(26,413)
Share of interest of joint venture and associates		(521)	–	(521)	(218)	–	(218)
Profit/(loss) before taxation	7	71,808	(79,920)	(8,112)	66,599	(5,532)	61,067
Taxation	8	(7,939)	–	(7,939)	(6,972)	(449)	(7,421)
Profit/(loss) after taxation		63,869	(79,920)	(16,051)	59,627	(5,981)	53,646
Equity minority interest				(677)			(492)
Non-equity minority interest				(12,619)			(13,042)
(Loss)/profit for the year	9			(29,347)			40,112
Dividends	10			(13,833)			(13,260)
(Loss absorbed)/profit retained for the year				(43,180)			26,852
Earnings per share	11			(10.06c)			13.71c
Fully diluted earnings per share	11			(10.04c)			13.71c
Adjusted earnings per share	11			17.44c			15.85c

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Profit and Loss Account continued

for the year ended 4 January 2003

Note of historical cost profits and losses

	2002 €'000	2001 €'000
(Loss)/profit before taxation	(8,112)	61,067
Difference between historical cost depreciation charge and actual depreciation charge	4,544	4,963
Historical cost (loss)/profit before taxation	(3,568)	66,030
Historical cost (loss absorbed)/profit retained for the year	(38,636)	31,815

Statement of total recognised gains and losses

	2002 €'000	2001 €'000
(Loss)/profit for the year	(29,347)	40,112
Currency translation difference on foreign currency net investments	3,127	(419)
Total recognised (losses)/gains for the year	(26,220)	39,693

Reconciliation of movements in shareholders' funds

	2002 €'000	2001 €'000
(Loss)/profit for the year	(29,347)	40,112
Dividends	(13,833)	(13,260)
	(43,180)	26,852
Other recognised gains/(losses)	3,127	(419)
Goodwill on disposal	49,607	1,224
Currency translation adjustment on goodwill reserves	3,191	(1,712)
Net change in shareholders' funds	12,745	25,945
Opening shareholders' funds	168,552	142,607
Closing shareholders' funds	181,297	168,552

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Balance Sheet

as at 4 January 2003

	Notes	2002 €'000	2001 €'000
Assets employed			
Fixed assets			
Tangible assets	12	**416,826**	511,720
Goodwill	13	**4,420**	5,042
Financial assets			
Investments in joint venture:			
Share of gross assets		**30,527**	26,638
Share of gross liabilities		**(17,426)**	(13,859)
	14	**13,101**	12,779
Investments in associates	14	**9,101**	8,439
Other investments	15	**14,252**	11,805
		36,454	33,023
		457,700	549,785
Current assets			
Stocks	16	**180,022**	218,032
Debtors	17	**226,838**	259,875
Cash and bank balances		**90,953**	123,396
		497,813	601,303
Creditors – Amounts falling due within one year	18	**317,442**	410,262
Net current assets		**180,371**	191,041
Total assets less current liabilities		**638,071**	740,826
Less:			
Non-current liabilities			
Creditors – Amounts falling due after more than one year	20	**275,407**	376,757
Provision for liabilities and charges			
Deferred taxation	21	**23,723**	21,109
Capital grants	22	**18,505**	20,203
		320,436	322,757
Capital and reserves			
Called up equity share capital	23	**17,551**	17,551
Share premium account	24	**80,005**	80,005
Merger reserve	25	**113,148**	113,148
Revenue reserves	26	**(32,232)**	(44,977)
Capital reserve	27	**2,825**	2,825
Equity shareholders' funds		**181,297**	168,552
Equity minority interests	28	**6,983**	6,428
Non-equity minority interests	28	**132,156**	147,777
		320,436	322,757

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Company Balance Sheet
as at 4 January 2003

	Notes	2002 €'000	2001 €'000
Assets employed			
Fixed assets			
Financial assets	14	518,325	515,985
Current assets			
Debtors	17	5,124	16,764
Cash and bank balances		94	7,597
		5,218	24,361
Creditors – Amounts falling due within one year	18	56,396	76,736
Net current liabilities		(51,178)	(52,375)
Total assets less current liabilities		467,147	463,610
Less non-current liabilities			
Creditors – Amounts falling due after more than one year	20	1,905	1,906
		465,242	461,704
Capital and reserves			
Called up equity share capital	23	17,551	17,551
Share premium account	24	435,273	435,273
Revenue reserves	26	8,192	4,654
Capital reserve	27	4,226	4,226
		465,242	461,704

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Cash Flow Statement

for the year ended 4 January 2003

	Notes	2002 €'000	2002 €'000	2001 €'000	2001 €'000
Net cash inflow from operating activities	(a)		**126,558**		162,876
Returns on investments and servicing of finance					
Interest received		**913**		2,099	
Interest paid		**(20,938)**		(25,292)	
Finance lease interest		**(211)**		(281)	
Dividends paid to equity minority interest		**(123)**		(118)	
Dividends paid to non-equity minority interest		**(11,690)**	**(32,049)**	(12,159)	(35,751)
Taxation			**(4,990)**		(2,057)
Capital expenditure and financial investment					
Purchase of fixed assets		**(35,018)**		(43,765)	
Disposal of fixed assets		**6,377**		3,283	
Disposal of investments (net of purchases)		**10,705**	**(17,936)**	1,763	(38,719)
Acquisitions and disposals					
Purchase of subsidiary undertakings		**(677)**		(24,244)	
Disposal of subsidiary undertakings		**1,184**		7,799	
Termination of operation		**(8,648)**	**(8,141)**	–	(16,445)
Equity dividends paid			**(13,533)**		(12,887)
Cash inflow before management of liquid resources and financing			**49,909**		57,017
Financing					
(Decrease) in term loans		**(76,658)**		(46,425)	
(Decrease) in finance leases		**(1,024)**		(1,006)	
Capital grants received		**11**	**(77,671)**	43	(47,388)
(Decrease)/increase in cash in year			**(27,762)**		9,629
Reconciliation of net cash flow to movement in net debt					
(Decrease)/increase in cash in year			**(27,762)**		9,629
Decrease in debt and finance leasing			**77,682**		47,431
Change in net debt resulting from cash flows			**49,920**		57,060
Translation difference			**16,431**		(5,761)
Movement in net debt in year			**66,351**		51,299
Net debt at 29 December 2001			**(242,659)**		(293,958)
Net debt at 4 January 2003	(b)		**(176,308)**		(242,659)

Notes to Consolidated Cash Flow Statement

for the year ended 4 January 2003

	2002 €'000	2001 €'000
(a) Net cash inflow from operating activities		
Group operating profit	**88,588**	91,662
Reorganisation and merger costs	**(775)**	(10,244)
(Profit)/loss on disposal of fixed assets	**(885)**	644
Depreciation	**53,072**	55,409
Capital grants released	**(1,670)**	(2,081)
Decrease/(increase) in stocks	**27,850**	(17,875)
Decrease in debtors	**34,185**	36,496
(Decrease)/increase in creditors	**(74,120)**	8,593
Goodwill amortisation	**313**	272
	126,558	162,876

(b) Analysis of net debt

	At 29 December 2001 €'000	Cash flow €'000	Exchange movement €'000	At 4 January 2003 €'000
Net cash				
Cash at bank and in hand	123,396	(27,762)	(4,681)	**90,953**
	123,396	(27,762)	(4,681)	**90,953**
Debt				
Debt	(362,422)	76,658	21,112	**(264,652)**
Finance leases	(3,633)	1,024	–	**(2,609)**
	(366,055)	77,682	21,112	**(267,261)**
Net debt	(242,659)	49,920	16,431	**(176,308)**
Analysed as follows:				
Cash and bank balances	123,396			**90,953**
Finance lease due within one year	(1,006)			**(1,117)**
Finance leases due after one year	(2,627)			**(1,492)**
Loans due after one year	(362,422)			**(264,652)**
	(242,659)			**(176,308)**

Accounting Policies

The significant accounting policies adopted by the Group are as follows:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

These financial statements are prepared for a 53 week period ending on 4 January 2003, comparatives are for the 52 week period ended 29 December 2001. The balance sheets for 2002 and 2001 have been drawn up as at 4 January 2003 and 29 December 2001 respectively. The results to 4 January 2003 are referred to as 2002 results.

(b) Basis of consolidation

The Group financial statements, which are stated in euro, are prepared under the historical cost convention as modified by the revaluation of certain fixed assets. They incorporate:

(i) The financial statements of Glanbia plc and its subsidiaries including results of subsidiaries acquired from the date of their acquisition.
(ii) The Group's share of the results and net assets of associated companies and joint ventures based on the equity and gross equity methods of accounting respectively.

Inter-group sales and profits have been eliminated on consolidation.

(c) Turnover

Turnover comprises the invoiced value, excluding value added tax, of goods supplied and services rendered. Certain dairy products are sold based on "on account" price agreements which are subject to adjustment when the final prices are agreed.

(d) Earnings per share

Earnings per share represents the profit in cent attributable to each equity share, based on the consolidated profit after tax, minority interests and preference dividends, divided by the weighted average number of equity shares in issue in respect of the period.

Adjusted earnings per share is calculated by excluding exceptional items and goodwill amortisation.

In calculating fully diluted earnings per share, the difference between the number of shares issued on exercise of all options and the number of shares that would have been issued at fair value is regarded as dilutive.

(e) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials, bought in goods and expense stock comprises purchase price plus transport and handling costs less discounts, rebates and subsidies. Cost in the case of products manufactured by the Group consists of direct material and labour costs together with the relevant production overheads based on normal levels of activity. Net realisable value represents the estimated selling price less costs to completion and appropriate selling and distribution costs.

(f) Debtors

Provision is made for all debts the collection of which is considered doubtful. In arriving at this provision, account is taken of the age profile of the debt and its adherence to credit terms.

(g) Fixed assets and depreciation

(i) Assets acquired under finance leases are included in fixed assets on the basis given in the accounting policy on leasing, less accumulated depreciation.
(ii) Other fixed assets are stated at cost or valuation less accumulated depreciation. As detailed in note 12, the Group revalued its land, buildings, plant and equipment (excluding leased plant) as at 31 December 1992 and 3 January 1993. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of the assets that were revalued, but not to adopt a policy of revaluation in the future.
(iii) Depreciation is calculated on all fixed assets, other than freehold land, on a straight line basis by reference to the expected useful lives of the assets concerned, or the period of any related finance lease, whichever is the shorter.
(iv) Interest incurred on payments on account of major fixed tangible assets under construction is included in the cost of these assets.
(v) Any surplus or deficit on realisation of revalued assets is calculated by reference to their carrying value, and is dealt with through the profit and loss account.

(h) Financial fixed assets

Financial fixed assets are shown at cost less provisions for permanent diminution in value. Income from financial fixed assets, is recognised in the profit and loss account in the year in which it is receivable.

(i) Capital grants

Capital grants received and receivable by the Group are credited to capital grants accounts and are transferred to the profit and loss account over the expected useful lives of the assets to which they relate.

(j) Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Group, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings, as appropriate. Finance charges on finance leases are charged to the profit

and loss account over the term of the lease on an actuarial basis. All other leases are operating leases and the annual rentals are charged to the profit and loss account.

(k) Taxation
Corporation tax is calculated on the results for the year after taking account of manufacturing and similar reliefs, capital allowances and group relief.

(l) Deferred taxation
In accordance with FRS 19, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries, associates and joint ventures where there is no commitment to remit these earnings, or on the revaluation of assets such as property unless a binding sales agreement exists at the balance sheet date.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted. The impact of the implementation of FRS 19 on the results and net assets is not material.

(m) Foreign exchange and hedging

(i) Monetary assets and liabilities in foreign currencies are translated into euro at the exchange rates ruling at the balance sheet date. All hedging instruments are matched with their underlying hedge item. Each instrument's gain or loss is brought into the profit and loss account, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of instrument, or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

(ii) Exchange adjustments arising on:
(a) the retranslation of the net investment in foreign subsidiaries and;
(b) forward contracts and borrowings used to hedge net equity investments in foreign subsidiaries, are transferred directly to reserves, and reflected in the statement of total recognised gains and losses.

(iii) All premia or fees, paid or received in respect of a financial instrument held as a hedge are accounted for over the originally anticipated life of the underlying hedged asset or liability even if the financial instrument is subsequently terminated prior to maturity of the underlying hedged asset or liability. Any profit or loss arising on such early termination is accounted for over the remaining life of the underlying hedged asset or liability.

If the matched underlying asset or liability prematurely ceases to exist, or is no longer considered likely to exist prior to the maturity date of any associated financial instrument held as a hedge, the hedging instrument is terminated and any profit or loss arising together with any incurred and unamortised premia or fees are recognised in the profit and loss account at that time. Instruments which cease to be recognised as hedges are marked to market.

(iv) All other gains and losses arising from changes in exchange rates are dealt with through the profit and loss account in the year in which they occur.

(n) Goodwill
Goodwill represents the difference between:

(i) The fair value attributable to the net separable assets of undertakings acquired and;
(ii) The fair value of the acquisition consideration.

With effect from 4 January 1998, goodwill is capitalised and classified as an asset on the balance sheet. Goodwill is amortised on a straight line basis over its useful economic life (not exceeding twenty years) which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Goodwill on acquisitions which arose before 4 January 1998, remains offset against revenue reserves. On subsequent disposal of such businesses any related goodwill is taken into account in determining the profit or loss on disposal.

(o) Research and development expenditure
All expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

(p) Pension schemes
The Group's pension schemes, both contributory and non-contributory, are funded over the employees' period of service. The Group's contributions are based on the most recent actuarial valuation of the funds.

The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 4 January 2003 are shown in note 32.

(q) Finance costs of capital instruments
Costs incurred in connection with the issue of debt and non-equity shares are charged to the profit and loss account on an annual basis over the lives of the related instruments.

1 Segmental analysis

(a) Analysis by class of business

Turnover	2002 €'000	2001 €'000
Consumer Foods	**1,175,114**	1,358,049
Food Ingredients	**910,075**	1,025,541
Agribusiness	**231,549**	241,818
	2,316,738	2,625,408

Total turnover for Food Ingredients was €1,099.481m (2001: €1,218.730m) of which €189.406m (2001: €193.189m) represented inter-segment sales and €910.075m (2001: €1,025.541m) comprised sales to third parties. Inter-segment sales within Consumer Foods and Agribusiness were not material.

Operating profit including share of profits of joint venture and associates	2002 €'000	2001 €'000
Consumer Foods	**47,590**	20,390
Food Ingredients	**30,051**	59,415
Agribusiness	**13,894**	13,425
	91,535	93,230

Net assets	2002 €'000	2001 €'000
Consumer Foods	**209,146**	269,380
Food Ingredients	**211,673**	222,917
Agribusiness	**75,925**	73,119
	496,744	565,416
Unallocated liabilities	**(176,308)**	(242,659)
Total net assets	**320,436**	322,757

1 Segmental analysis (continued)

(b) Analysis by geographical segments

Turnover by destination	2002 €'000	2001 €'000
Ireland	837,533	792,824
Rest of Europe	885,703	1,117,329
USA/other	593,502	715,255
	2,316,738	2,625,408

Turnover by origin	2002 €'000	2001 €'000
Ireland	1,163,733	1,255,082
Rest of Europe	686,667	816,523
USA/other	466,338	553,803
	2,316,738	2,625,408

Operating profit including share of profits of joint venture and associates	2002 €'000	2001 €'000
Ireland	58,597	71,832
Rest of Europe	12,072	(2,689)
USA/other	20,866	24,087
	91,535	93,230

Net Assets	2002 €'000	2001 €'000
Ireland	290,232	283,083
Rest of Europe	135,308	199,341
USA/other	71,204	82,992
	496,744	565,416
Unallocated liabilities	(176,308)	(242,659)
Total net assets	320,436	322,757

The Directors consider segmental analysis of operating profit to be more meaningful than analysis of profit before taxation.

2 Employees and remuneration

The average number of persons employed by the Group in the year was 6,416 (2001: 6,963) and is analysed into the following categories:

Number of persons employed	2002	2001
Consumer Foods	**4,794**	5,343
Food Ingredients	**923**	918
Agribusiness	**699**	702
	6,416	6,963

The staff costs are comprised of:	2002 €'000	2001 €'000
Wages and salaries	**209,632**	215,618
Social welfare costs	**20,372**	20,652
Pension costs	**7,002**	5,395
	237,006	241,665

3 Loss on sale of operations

The loss arises primarily from the sale by the Group of its UK Foodservice distribution business on 2 August 2002. The Group also sold two farms during the year. Other disposals relate to adjustments to the profit/(loss) arising on prior year disposals.

	Foodservice €'000	Farms €'000	Other €'000	Total €'000
(Loss)/profit on disposal of net assets	(13,874)	(685)	862	**(13,697)**
Goodwill write-back to profit and loss account on disposal	(10,614)	(1,299)	–	**(11,913)**
	(24,488)	(1,984)	862	**(25,610)**

The loss on sale in 2001 arose mainly from the Group's sale of its Irish "Roscrea" consumer meats brand and associated assets in May 2001.

4 Profit/(loss) on sale of fixed assets

	2002 €'000	2001 €'000
On disposal of investments	**13,396**	–
Profit/(loss) on disposal of tangible assets	**358**	(3,486)
	13,754	(3,486)

5 Loss on termination of operations

The loss arises from the decision to close the Group's UK Consumer Meats operation on 7 June 2002.

	2002 €'000	2001 €'000
Loss arising on termination of operations	(30,370)	–
Goodwill write-back to profit and loss account on termination	(37,694)	–
	(68,064)	–

6. Group interest

	2002 €'000	2001 €'000
Loans and overdrafts:		
Repayable within five years	(11,314)	(19,230)
Senior notes	(8,679)	(8,586)
Finance leases	(211)	(281)
Interest receivable	998	1,684
	(19,206)	(26,413)

7 Profit/(loss) before taxation

(a) The profit/(loss) before taxation is stated after charging/(crediting):

	2002 €'000	2001 €'000
Depreciation	53,072	55,409
Auditors' remuneration	615	679
Research and development expenditure (net of grants)	5,483	3,698
Operating lease rentals – plant and machinery	6,326	9,198
– other	6,865	7,555
Capital grants released	(1,670)	(2,081)
Provision against investment in Ingredientsnet.com	–	1,085

7 **Profit/(loss) before taxation (continued)**

(b) **Directors' remuneration**

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Short term incentive plan €'000	Pension contribution €'000	Other benefits €'000	**2002 Total €'000**	2001 Total €'000
Executive Directors							
JJ Moloney	244	126	28	60	8	**466**	595
WG Murphy	203	105	17	50	18	**393**	477
GJ Meagher	197	101	17	48	18	**381**	478
EF Sullivan (note (a))	–	–	–	–	–	**–**	471
2002	**644**	**332**	**62**	**158**	**44**	**1,240**	
2001	819	449	517	187	49		2,021
Non-Executive Directors							
TP Corcoran	70	–	–	–	–	**70**	67
MJ Walsh	32	–	–	–	–	**32**	32
L Herlihy	32	–	–	–	–	**32**	24
JE Callaghan	38	–	–	–	–	**38**	38
JV Liston (note (b))	22	–	–	–	–	**22**	–
HV Corbally	13	–	–	–	–	**13**	13
EP Fitzpatrick	13	–	–	–	–	**13**	13
JA Gilsenan	13	–	–	–	–	**13**	13
TP Heffernan	13	–	–	–	–	**13**	13
CL Hill	13	–	–	–	–	**13**	13
JJ Miller	13	–	–	–	–	**13**	13
M Parsons	13	–	–	–	–	**13**	13
EM Power	13	–	–	–	–	**13**	22
F Quigley	13	–	–	–	–	**13**	13
V Quinlan	13	–	–	–	–	**13**	7
GE Stanley	13	–	–	–	–	**13**	13
J Duggan (note (c))	–	–	–	–	–	**–**	6
2002	**337**	**–**	**–**	**–**	**–**	**337**	
2001	313	–	–	–	–		313
2002 Total remuneration	**981**	**332**	**62**	**158**	**44**	**1577**	
2001 Total remuneration	1,132	449	517	187	49		2,334

7 Profit/(loss) before taxation (continued)

(b) Directors' remuneration (continued)

(a) Mr EF Sullivan retired as Director on 7 December 2001.

(b) Mr JV Liston was appointed a Director on 10 June 2002.

(c) Mr J Duggan retired as Director on 9 May 2001.

(d) No fees are payable to executive Directors. The performance bonus refers to payments to executive Directors based on individual and Group performance. The Short Term Incentive Plan ("STIP") was introduced in 2001 for executive Directors as part of an overall plan to align the interests of all senior management more fully with shareholders interests. Under the terms of the STIP an incentive award was payable in cash subject to the achievement of agreed performance targets. The value of the award was dependent on the movement in the Company's share price and was payable within 30 days of the Remuneration Committee determining that the performance target had been achieved. The STIP ceased in August 2002, at which time the executive Directors were granted share options under the Company's 2002 Long Term Incentive Plan.

(e) Details of Directors' share options are set out in note 34 to the financial statements.

(f) The Remuneration Committee of the Board, which comprises solely of non-executive Directors, determines the Company's policy on executive Director remuneration and sets the remuneration package of each of the executive Directors. There are no contracts of service for executive Directors which are required to be made available for inspection.

(g) The 2001 remuneration for the executive Directors has been adjusted to reflect the final payments under the 2001 STIP.

The following pension benefits accrued to executive Directors of the Company:

	Transfer value of increase in accrued pension €'000	Annual pension accrued in 2002 in excess of inflation €'000	Total annual accrued pension at 4 January 2003 €'000
JJ Moloney	263	22	108
WG Murphy	202	10	124
GJ Meagher	–	–	105
2002	**465**	**32**	**337**
2001	345	27	331

8 Taxation

	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000	Pre-exceptional 2001 €'000	Exceptional 2001 €'000	Total 2001 €'000
Irish corporation tax						
Current tax on income for the year	1,680	–	1,680	2,605	449	3,054
Adjustments in respect of prior years	37	–	37	(181)	–	(181)
	1,717	–	1,717	2,424	449	2,873
Foreign tax						
Current tax on income for the year	1,851	–	1,851	161	–	161
Adjustments in respect of prior years	(537)	–	(537)	172	–	172
	1,314	–	1,314	333	–	333
Share of current tax of joint venture	169	–	169	(123)	–	(123)
Share of tax of associates	92	–	92	70	–	70
Total current tax	3,292	–	3,292	2,704	449	3,153
Deferred tax						
Group	4,809	–	4,809	3,363	–	3,363
Joint venture	(162)	–	(162)	905	–	905
Total deferred tax	4,647	–	4,647	4,268	–	4,268
Total tax charge	7,939	–	7,939	6,972	449	7,421

The current tax charge for the year is lower than the current charge that would result from applying the standard rate of Irish corporation tax to profit on ordinary activities. The differences are explained below:

	2002 €'000	2001 €'000
Profit on ordinary activities before taxation	71,808	66,599
Profit on ordinary activities multiplied by standard rate of Irish corporation tax of 16% (2001: 20%)	11,489	13,320
Effects of:		
Earnings at reduced and passive Irish rates	(1,650)	(4,310)
Excess of depreciation over capital allowances	2,054	773
Other deferred tax timing differences	(2,896)	(4,563)
Utilisation of tax losses	(2,664)	(1,853)
Difference in effective tax rates on overseas earnings	(2,959)	(858)
Adjustments to tax charge in respect of previous periods	(500)	(155)
Expenses not deductible for tax purposes and other adjustments	418	350
Current tax charge for the year, including associates	3,292	2,704
Group	3,031	2,757
Associates	261	(53)
	3,292	2,704

9 Profit attributable to Glanbia plc

Of the loss for the year of €29.347m, (2001: profit €40.112m) profits of €17.371m (2001: €2.97m) have been dealt with in the financial statements of Glanbia plc, the holding Company.

A separate profit and loss account has not been prepared for the holding Company because the conditions laid down in Section 3(2) of the Companies (Amendment) Act 1986 have been complied with.

10 Dividends

	2002 cent per share	2002 €'000	2001 cent per share	2001 €'000
Interim dividend paid ordinary shares	1.96	5,733	1.87	5,460
Final dividend proposed ordinary shares	2.80	8,191	2.66	7,800
Less credit for own shares held by Employee Share Trust	–	(91)	–	–
Total ordinary dividends for the year	4.76	13,833	4.53	13,260

11 Earnings per share

	2002 €'000	2001 €'000
(Loss)/profit after taxation and minority interest	(29,347)	40,112
Weighted average number of ordinary shares in issue	291,702,675	292,514,184
Weighted average number of ordinary shares in issue on the conversion of the dilutive potential ordinary shares into ordinary shares	292,210,407	292,514,184
Earnings per share	(10.06c)	13.71c
Adjustments:		
Goodwill amortisation	0.11c	0.09c
Loss on sale of operations	8.78c	0.86c
(Profit)/loss on sale of fixed assets	(4.72c)	1.19c
Loss on termination of operations	23.33c	–
Adjusted earnings per share	17.44c	15.85c
Fully diluted earnings per share	(10.04c)	13.71c

In the opinion of the Directors, adjusted earnings per share is a more appropriate indicator of underlying performance.

12 Tangible assets – Group

	Land and buildings €'000	Plant and equipment €'000	Motor vehicles €'000	**Total €'000**
Cost or valuation				
As at 29 December 2001	254,510	666,144	15,458	**936,112**
Currency translation adjustment	(9,100)	(27,764)	59	**(36,805)**
Additions	8,254	27,177	326	**35,757**
Disposals	(18,329)	(79,887)	(353)	**(98,569)**
Reclassification	117	(117)	–	**–**
As at 4 January 2003	235,452	585,553	15,490	**836,495**
Depreciation				
As at 29 December 2001	62,777	347,589	14,026	**424,392**
Charged to profit and loss account	7,496	45,156	420	**53,072**
Currency translation adjustment	(2,004)	(11,711)	72	**(13,643)**
On disposals	(5,397)	(38,401)	(354)	**(44,152)**
Reclassification	197	(188)	(9)	**–**
As at 4 January 2003	63,069	342,445	14,155	**419,669**
Net book value				
As at 4 January 2003	172,383	243,108	1,335	**416,826**
As at 29 December 2001	191,733	318,555	1,432	**511,720**

(a) Included in the net book values of plant and equipment and of motor vehicles are assets acquired under lease agreements with a net book value of €20,370,000 and €4,000 respectively (2001: €24,304,000 and €54,000). The depreciation charged in respect of these leased assets and included in the total depreciation charge above was:

Plant and equipment	€3,483,000	(2001: €3,536,000)
Motor vehicles	€1,000	(2001: €2,000)

(b) A valuation of former Avonmore freehold land and buildings, plant and equipment (excluding leased plant) was carried out by Messrs Lisney, Valuers, as at 3 January 1993. The valuation was based on open market value in existing use, and where appropriate, on open market value calculated on a depreciated replacement cost basis. The valuation supported the overall value of the assets valued. The valuers also estimated the remaining useful lives of the assets which have been used in determining the depreciation rates set out below.

(c) Land and buildings, plant and equipment of the former Waterford operations were valued by Fergus Slattery Rushton, Surveyors and Valuers, on 31 December 1992, on an existing use basis incorporating the depreciated replacement cost, and open market value methods. Subsequent additions are stated at cost.

(d) The main rates of depreciation used in these financial statements are as follows:

	%
Buildings	3–5
Plant and equipment	5–25
Motor vehicles	20–25

13 Goodwill – Group

	2002 €'000	2001 €'000
At 29 December 2001	**5,042**	4,958
Goodwill arising on acquisition	**–**	246
Currency translation adjustment	**(309)**	110
Amortised to profit and loss account	**(313)**	(272)
At 4 January 2003	**4,420**	5,042

The cumulative goodwill amortised at 4 January 2003 was €1,092,000 (2001: €779,000).

14 Financial assets

	Subsidiaries €'000	Associates €'000	Other investments (note 15) €'000	**Total €'000**
Company				
At 29 December 2001	513,523	1,395	1,067	**515,985**
Additions	21	–	3,169	**3,190**
Disposals	–	–	(850)	**(850)**
At 4 January 2003	513,544	1,395	3,386	**518,325**

	Joint venture €'000	Associates €'000	Other investments (note 15) €'000	**Total €'000**
Group				
At 29 December 2001	12,779	8,439	11,805	**33,023**
Additions	249	–	3,369	**3,618**
Share of retained profit	1,665	662	–	**2,327**
Disposals/redemption	(717)	–	(866)	**(1,583)**
Amounts written off	–	–	(56)	**(56)**
Currency translation adjustment	(875)	–	–	**(875)**
At 4 January 2003	13,101	9,101	14,252	**36,454**

15 Other investments

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Own shares	3,169	3,169	–	–
Irish Dairy Board	–	9,692	–	9,586
Moorepark Technology	–	373	–	416
Quoted investments	19	80	19	32
AWG Investment Fund	198	198	1,048	1,048
Other	–	740	–	723
	3,386	14,252	1,067	11,805
Market value				
Quoted investments (including own shares)	3,387	3,704	145	413

The amount included above as own shares relates to 2,222,000 ordinary shares in Glanbia plc held by an Employee Share Trust. The Employee Share Trust was established in May 2002 to operate in connection with the Company's Savings Related Share Option Scheme ("Sharesave Scheme"). The trustee of the Employee Share Trust is Mourant & Co., a Jersey based trustee services company.

The shares purchased by the Employee Share Trust during the year cost €3,281,343 and had a market value of €3,221,900 at 4 January 2003. The shares are being written down to the option price of €1.20 (GBP£0.764) over the period to the earliest date on which the options granted under the Sharesave Scheme can be exercised.

The purpose of the Sharesave Scheme, which is open to Irish and UK employees, is to provide a tax efficient method for employees to save money for the purpose of acquiring shares in the Company. To participate in the Sharesave Scheme in 2002, employees agreed to save a fixed amount between €12 and €320 (GBP£10 and GBP£250 in the UK) each month for a three year period in a Revenue approved Save as You Earn ("SAYE") contract.

As detailed in note 23 to the financial statements, options over 2,994,341 ordinary shares were granted during the year under the Sharesave Scheme exercisable, under normal circumstances, between 2005 and 2006, of which 122,313 have lapsed since commencement.

In the opinion of the Directors, the value of the unquoted investments is not less than as shown above.

16 Stocks – Group

	2002 €'000	2001 €'000
Raw materials and other stocks	**6,898**	13,708
Finished goods and goods for resale	**157,854**	187,202
Expense stocks	**15,270**	17,122
	180,022	218,032

The replacement cost of stocks is not materially different from the above amounts.

17 Debtors

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Amounts falling due within one year				
Trade debtors	**–**	**153,144**	–	188,049
Amounts owed by joint venture	**–**	**6,230**	–	6,189
Amounts owed by associated companies	**–**	**140**	–	–
Value added tax	**–**	**5,109**	–	6,413
Other debtors	**–**	**7,222**	–	9,729
Prepayments and accrued income	**1,011**	**30,455**	954	15,798
Amounts due from/(to) parent				
Glanbia Co-operative Society Limited	**4,113**	**(802)**	15,810	6,391
Amounts falling due after one year				
Pension prepayment/surplus	**–**	**25,340**	–	27,306
	5,124	**226,838**	16,764	259,875

18 Creditors – Amounts falling due within one year

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Trade creditors	55	144,614	393	199,079
Amounts owed to associated companies	–	1,208	–	1,345
Other creditors (note 19)	–	27,807	–	31,688
Accruals and deferred income	1,151	111,225	8,782	138,326
Borrowings (note 36)	–	1,117	–	1,006
Bills of exchange	–	20,630	–	27,502
Dividend payable (note 10)	8,100	9,452	7,800	9,152
Restructuring provision (see below)	71	1,389	241	2,164
Amounts due to subsidiary companies	47,019	–	59,520	–
	56,396	317,442	76,736	410,262

The restructuring provision of €1.389m represents the remaining amount required to complete the re-organisation of the Group announced in September 1997, and consists mainly of redundancy and related costs. There was no increase in the provision during the year with the movement representing the utilisation of the opening provision.

19 Other creditors

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Corporation tax	–	14,535	–	16,494
PAYE and PRSI	–	3,486	–	6,296
Other creditors	–	9,786	–	8,898
	–	27,807	–	31,688

20 Creditors – Amounts falling due after more than one year

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Borrowings (note 36)	1,905	266,144	1,906	365,049
Other creditors	–	9,263	–	11,708
	1,905	275,407	1,906	376,757

The maturity profile of the Group's borrowings is analysed in note 36. The Company's borrowings are due between one and two years.

21 Deferred taxation – Group

	2002 €'000	2001 €'000
Liability at 29 December 2001	**21,109**	17,238
Translation difference	**(2,195)**	508
Profit and loss account	**4,809**	3,363
Liability at 4 January 2003	**23,723**	21,109

The deferred tax balance of €23.723m represents the net liability arising from the following:

	Amount provided €'000
Capital allowances	19,267
Redundancy	256
Other timing differences	4,200
	23,723

22 Capital grants – Group

	2002 €'000	2001 €'000
At 29 December 2001	**20,203**	26,030
Receivable for year	**11**	43
In disposed subsidiaries	**–**	(3,804)
Currency translation adjustment	**(39)**	15
Released to profit and loss account	**(1,670)**	(2,081)
	18,505	20,203

23 Called up equity share capital

	2002 €'000	2001 €'000
(a) Authorised:		
306,000,000 ordinary shares of €0.06 each	**18,360**	18,360
(b) Issued:		
292,514,184 ordinary shares of €0.06 each	**17,551**	17,551

In accordance with the terms of the 2002 Long Term Incentive Plan ("LTIP"), options over 2,032,500 ordinary shares were granted during the year and are exercisable between 2005 and 2012. Furthermore, in accordance with the terms of the LTIP, executives to whom options were granted during the year are eligible to receive share awards related to the number of ordinary shares which they hold on the second anniversary of the exercise of the option, to a maximum of 180,700 ordinary shares.

In accordance with the terms of the Company's 2002 Sharesave Scheme, options over 2,994,341 ordinary shares were granted during the year and are exercisable, under normal circumstances, between 2005 and 2006, of which 122,313 have lapsed since commencement.

In May 2002, the Company established an Employee Share Trust to operate in connection with the Company's Sharesave Scheme. As detailed in note 15 to the financial statements, 2,222,000 ordinary shares were held by the Employee Share Trust at 4 January 2003. The dividend rights in respect of these shares have been waived.

Total options over 5,954,528 ordinary shares were outstanding at 4 January 2003 at prices ranging between €1.20 and €4.25 and GBP£0.764 and GBP£2.90, exercisable in periods up to 2012.

24 Share premium account

	Company €'000	Group €'000
At 4 January 2003 and at 29 December 2001	435,273	80,005

25 Merger reserve – Group

	2002 €'000	2001 €'000
Share premium – representing excess of fair value over nominal value of ordinary shares issued in connection with the merger of Avonmore Foods plc and Waterford Foods plc	**355,271**	355,271
Merger adjustment (note (a))	**(327,085)**	(327,085)
Share premium and other reserves relating to nominal value of shares in Waterford Foods plc	**84,962**	84,962
	113,148	113,148

(a) The merger adjustment represents the difference between the nominal value of the issued share capital of Waterford Foods plc, and the fair value of the shares issued by Avonmore Foods plc in 1997, calculated in accordance with Regulation 22(5) of the European Communities (Companies: Group Accounts) Regulations, 1992. ("The Regulations").

(b) The presentation shown above is a departure from Regulation 22(5) of the Regulations as noted above, but has been adopted by the Directors as they believe that the presentation is required to give a true and fair view of the state of affairs of the Group as required by Regulation 14 of the Regulations and the Companies Acts. The presentation adopted is in accordance with required accounting practice as outlined in Financial Reporting Standard 6 for merger accounting. Had the requirements of Regulation 22(5) of the Regulations been complied with, the merger adjustment would have been shown as an adjustment to consolidated reserves, and the share premium account would have been identified separately in the Balance Sheet.

26 Revenue reserves

	Company €'000	Subsidiaries €'000	Joint venture and associates €'000	Total profit and loss reserves €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total revenue reserves €'000
At 29 December 2001	4,654	110,236	3,916	118,806	(35,617)	(128,166)	(44,977)
Currency translation difference on foreign currency net investments	–	–	–	–	3,127	3,191	6,318
Goodwill on disposal	–	–	–	–	–	49,607	49,607
(Loss absorbed)/profit retained for year	3,538	(49,045)	2,327	(43,180)	–	–	(43,180)
At 4 January 2003	**8,192**	**61,191**	**6,243**	**75,626**	**(32,490)**	**(75,368)**	**(32,232)**

27 Capital reserve

	Company €'000	Group €'000
At 4 January 2003 and at 29 December 2001	4,226	2,825

28 Minority interests

	Equity 2002 €'000	Equity 2001 €'000	Non-equity 2002 €'000	Non-equity 2001 €'000
At 29 December 2001	**6,428**	6,052	**147,777**	141,064
Share of profit for the year	**677**	492	**12,619**	13,042
Currency translation adjustment	**–**	–	**(16,550)**	5,830
Dividend paid to equity minority interest	**(123)**	(118)	**–**	–
Dividend payable to non-equity minority interest	**–**	–	**(11,690)**	(12,159)
Increase in minority interest in subsidiaries	**1**	2	**–**	–
At 4 January 2003	**6,983**	6,428	**132,156**	147,777

Non-equity minority interest includes US$100m 7.99% cumulative guaranteed preferred securities issued by a subsidiary during 1996, net of issue costs. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the guarantee, the Company.

The structure of the guarantee is such so as to provide for payment obligations (dividends and redemption payments) under the securities to rank subordinate to all the creditors of the Group, and to be made only to the extent that there are sufficient distributable profits available. The securities are redeemable on 14 November, 2006 and are renewable for further ten year periods by mutual agreement.

Non-equity minority interest also includes €38.2m cumulative redeemable preference shares issued by Waterford Foods plc in 1993 and 1995. The rate of dividend on these shares is currently 8.5%.

Waterford Foods plc has the right to reset the rate of dividend on the seventh and fourteenth anniversaries of the date of allotment of the first tranche of shares. The shares may be redeemed by Waterford Foods plc at any time at the issue price although, any such early redemption may entitle the holders in certain circumstances to receive an additional redemption premium. The holders of the shares may call for redemption at the issue price if the dividend rate is reset and in certain other circumstances. All shares in issue on the twenty first anniversary of the date of issue of the first tranche of shares will be redeemed at the issue price. On a winding up of Waterford Foods plc the holders of the shares will be entitled, in priority to any other shareholders, to the amount paid up or credited as paid up (including any premium paid) in respect of the shares and to all arrears of dividends. The shares do not carry any voting rights.

29 Capital commitments

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Capital expenditure approved:				
Contracted for	**–**	**12,672**	–	18,431
Not yet contracted for	**–**	**40,591**	–	29,045
	–	**53,263**	–	47,476

30 Operating lease commitments – Group

Commitments under operating leases, payable in 2003, expire as follows:

	Company €'000	Group €'000
Within one year	65	1,498
Two to five years	175	4,629
After five years	–	1,547
	240	7,674

31 Contingent liabilities

Company

(i) The Company has guaranteed the liabilities of certain subsidiaries in the Republic of Ireland in respect of any losses or liabilities (as defined in Section 5(c) of the Companies (Amendment) Act 1986) for the year ended 4 January 2003 and the Directors are of the opinion that no losses will arise therefrom. These subsidiaries avail of the exemption from filing audited financial statements, as permitted by Section 17 of the 1986 Act.

(ii) The Company has guaranteed certain liabilities of Glanbia Milk Limited and Avonmore Delaware L.P., and the Directors are of the opinion that no losses will arise therefrom.

Group

Bank guarantees, amounting to €15.780m (2001: €23.002m) are outstanding as at 4 January 2003, mainly in respect of payment of EU subsidies.

32 Pension schemes

(a) In the Republic of Ireland and the United Kingdom the Group operates defined benefit schemes which provide retirement and death benefits for the majority of employees. The schemes are funded through separate trustee controlled funds.

The contributions paid to the schemes are in accordance with the advice of professionally qualified actuaries. The latest actuarial valuation reports for these schemes, which are not available for public inspection, are dated between 1 May, 1999 and 5 April, 2002. The contributions paid to the schemes in 2002 are in accordance with the contribution rates recommended in the actuarial valuation reports. The aggregate market value of the assets at these actuarial valuation dates was in excess of €382m.

The most recent actuarial valuations show that the schemes are adequately funded in respect of discontinuance liabilities. In relation to accrued liabilities based on pensionable salaries projected to normal retirement age, the aggregate value of the assets of the schemes represented more than 100% of these accrued liabilities at the relevant actuarial valuation dates. On actuarial advice, the pension charge has been reduced for the effects of the surplus, and this variation from the regular cost has been calculated by amortising the surplus over the employees' expected remaining working lives. The pension cost charged to the profit and loss account for 2002 amounted to €5,946,000 (2001: €4,524,000).

The principal assumptions adopted for the actuarial valuations assume that the long term rate of investment return exceeds the rate of increase in pensionable salaries by between 2% and 2.5% per annum. The method of funding used in calculating the contribution rates was the Projected Unit Method.

In the United Kingdom the Group also operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account for 2002 amounted to €492,000 (2001: €414,000).

In the U.S.A., the Group operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account is equal to the contributions paid. The pension cost charged for 2002 amounted to €564,000 (2001: €457,000).

(b) FRS 17 Retirement benefits

The transitional arrangements of FRS 17 require disclosure of the assets and liabilities as at 4 January 2003 calculated in accordance with the requirements of FRS 17.

Financial assumptions

The assets of the schemes operated by the Group have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

	2002	2001	2002	2001
	Irish Schemes		UK Schemes	
	%	%	%	%
Inflation rate increase	**2.5**	2.5	**2.25 - 2.5**	2.5
Discount rate	**5.75**	6.0	**5.75**	6.0
Salary rate increase	**3.5**	3.5	**3.25 - 3.5**	3.5
Pension payment increase	**2.5 - 3.5**	2.5 - 3.5	**1.75 - 3.25**	2.5 - 3.0

Scheme assets

The long term rate of return expected at 4 January 2003 and 29 December 2001 are set out below:

	2002	2001
	%	%
Equities	**8.5**	8.5
Bonds	**5.75**	6.0
Other	**7.5**	7.5

32 Pension schemes (continued)

Scheme assets (continued)

The assets of the Group schemes at 4 January 2003 and 29 December 2001 were as follows:

	2002 €'000	2001 €'000
Equities	206,775	273,947
Bonds	79,248	86,263
Other	28,020	23,702
Total assets	314,043	383,912
Actuarial liabilities	392,148	367,993
(Deficit)/surplus	(78,105)	15,919
Related deferred tax asset/(liability)	4,876	(2,198)
Net pension (liability)/asset	(73,229)	13,721

On full implementation of FRS 17 the amounts that would have been charged, on the basis of the above assumptions, to the profit and loss account and the statement of total recognised gains and losses for the year ended 4 January 2003 are as follows:

Analysis of the amount that would have been charged to the operating profit in 2002 under FRS 17	2002 €'000
Current service cost	9,760
Past service cost	117
Disposals	(861)
	9,016

Analysis of amount that would have been credited to other finance income in 2002 under FRS 17	2002 €'000
Expected return on pension scheme assets	29,400
Interest on past service scheme liabilities	(21,566)
Net credit to finance income	7,834

Analysis of amount that would have been recognised in statement of total recognised gains and losses (STRGL)	2002 €'000
Actual return less expected return on pension scheme assets	(86,424)
Experience gains arising on pension scheme liabilities	510
Effect of changes in assumptions underlying the present value of scheme liabilities	(12,527)
Actuarial loss that would have been recognised in statement of total recognised gains and losses	(98,441)

32 Pension schemes (continued)

Movement in surplus during the year	2002 €'000
Surplus in schemes at beginning of year	15,919
Current service cost	(9,760)
Past service cost	(117)
Disposals	861
Cash contributions	5,599
Finance income	7,834
Experience (loss)	(98,441)
(Deficit) at end of year	(78,105)

History of experience gains and losses	2002
Difference between the actual and expected return on scheme assets expressed as a percentage of scheme assets	(27.5%)
Experience gains on scheme liabilities expressed as a percentage of the schemes actuarial liabilities	0.1%
Total (loss) on STRGL as a percentage of schemes actuarial liabilities	(25.1%)

If the above amounts had been recognised in the financial statements, the Group net assets and profit and loss account reserve would be as follows:

Net assets	2002 €'000	2001 €'000
Net assets as reported	320,436	322,757
Pension (liability)/asset calculated on the basis of FRS 17	(73,229)	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(25,340)	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	8,843	10,758
Net assets on FRS 17 basis	230,710	319,930

Reserves	2002 €'000	2001 €'000
Profit and loss account reserve as reported	75,626	118,806
Pension (liability)/asset calculated on the basis of FRS 17	(73,229)	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(25,340)	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	8,843	10,758
Profit and loss account reserve on FRS 17 basis	(14,100)	115,979
Comprising:		
Profit and loss account reserve on FRS 17 basis		
Excluding pension (deficit)/asset	59,129	102,258
Pension (deficit)/asset	(73,229)	13,721
	(14,100)	115,979

33 Related party transactions

(a) Transactions with principal shareholder

Glanbia Co-operative Society Limited ("the Society") holds 54.79% of the issued share capital of the Company. A significant number of shareholders of the Society either trade with or supply milk to the Company or its subsidiaries.

The Company and its subsidiaries provide various administration, milk advisory, shareholder advisory, secretarial and legal services to the Society and also make certain payments on behalf of the Society. The charge for these services amounted to €1.603m for the year (2001: €1.863m). The Society has obligations to certain of its members in the form of loan stock, investment stock units, convertible stock and patronage bonus, the level of which is dependent on trade between those members of the Society and the Company and its subsidiaries.

During the year financing transactions took place between the Society and the Company and its subsidiaries, resulting in net interest payable by the Society of €0.857m (2001: €1.081m).

The Society owns Glanbia House, which is the Registered Office of the Company, and charged rent to the Company in respect of this property of €253,947 (2001: €251,140).

During 2002, the administration building in Dungarvan, Co Waterford, was sold by the Society to the Company for consideration of €1.9m.

The balance due from the Company and its subsidiaries to the Society at 4 January 2003 is €0.802m.

(b) Transactions with Directors

The majority of non-executive Directors of Glanbia plc trade farm produce and farm inputs with Irish subsidiaries of the Company. All transactions are carried out on terms consistent with those applied to dealings with unrelated parties. At 4 January 2003, trading balances due from Directors amounted to €80,878 (2001: €84,603). Details of 2002 trading are summarised below:

	Purchases from Directors		Sales to Directors	
	2002	2001	**2002**	2001
	€'000	€'000	**€'000**	€'000
Total amounts traded	**1,478**	1,724	**733**	748
Highest level of trading with an individual Director	**559**	621	**237**	223

(c) Transactions with affiliated companies

The Company and its subsidiaries transacted purchases and sales with associated companies, including the joint venture as listed in note 35. At 4 January 2003, net balances due from associated companies amounted to €5,162,072 (2001: €4,843,966) and purchases from associated companies amounted to €20,311,472 (2001: €24,134,162) for the year. Sales to associated companies amounted to €80,939,893 (2001: €92,162,522).

34 Directors' and Secretary's interests

The interests of the Directors and Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies were as follows:

(a) Glanbia plc

		Ordinary shares of €0.06 04/01/03	30/12/01 **
		Number of units	
Beneficial			
Directors			
TP Corcoran		**81,520**	81,520
L Herlihy		**81,804**	81,804
MJ Walsh		**23,708**	23,708
JJ Moloney	*	**60,000**	40,000
JE Callaghan		**35,000**	35,000
HV Corbally		**1,495**	1,495
EP Fitzpatrick		**38,501**	19,931
JA Gilsenan		**2,842**	2,842
TP Heffernan		**27,644**	27,644
CL Hill		**31,966**	31,966
JV Liston	§	**–**	–
GJ Meagher	*	**212,327**	212,327
JJ Miller		**61,136**	61,136
WG Murphy	*	**230,827**	230,827
M Parsons		**26,344**	26,344
EM Power		**37,893**	37,893
F Quigley		**35,148**	35,148
JV Quinlan		**21,347**	21,347
GE Stanley		**28,724**	28,724
Secretary			
S Talbot		**9,100**	9,100

There have been no changes in the interests of the Directors and Secretary between 4 January 2003 and 21 February 2003.

* Executive Director

** Or at date of appointment if later

§ Appointed on 10 June 2002

34 Directors' and Secretary's interests (continued)

(a) Glanbia plc (continued)

Details of movements on outstanding options over the Company's ordinary share capital are set out below. Outstanding options are exercisable on dates between 2003 and 2012.

		Options – Ordinary shares of €0.06 Number of units			Exercise price	
		30/12/01	Granted during year	04/01/03	€	
Beneficial Directors						
JJ Moloney	1988 Share Option Scheme	150,000	–	**150,000**	4.25	(b)
	2002 Long Term Incentive Plan	–	290,000	**290,000**	1.55	(c)
	Sharesave Scheme	–	4,593	**4,593**	1.20	(d)
GJ Meagher	1988 Share Option Scheme	50,000	–	**50,000**	1.97	(a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25	(b)
	2002 Long Term Incentive Plan	–	205,000	**205,000**	1.55	(c)
WG Murphy	1988 Share Option Scheme	50,000	–	**50,000**	1.97	(a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25	(b)
	2002 Long Term Incentive Plan	–	225,500	**225,500**	1.55	(c)
Secretary						
S Talbot	2002 Long Term Incentive Plan	–	164,000	**164,000**	1.55	(c)
	Sharesave Scheme	–	4,593	**4,593**	1.20	(d)

Options:

(a) Exercisable by Directors at any time up to April 2004.
(b) Exercisable by Directors at any time up to May 2008.
(c) Exercisable by Directors and Secretary between 2005 and 2012.
(d) Exercisable by Directors and Secretary, under normal circumstances, between September 2005 and March 2006.

KE Toland was appointed as an executive Director on 10 January 2003 and has notified the Company that he had a beneficial interest in 13,650 ordinary shares, options over 164,000 ordinary shares under the 2002 Long Term Incentive Plan ("LTIP") exercisable at €1.55 per share between 2005 and 2012 and options over 4,593 ordinary shares under the Saving's Related Share Option ("Sharesave") Scheme exercisable, under normal circumstances, at €1.20 per share between September 2005 and March 2006. There were no other changes in the interests of the Directors and Secretary between 4 January and 21 February 2003.

JJ Moloney, GJ Meagher, KE Toland and S Talbot, as participants of the 2002 Long Term Incentive Plan, are eligible for a share award of 10% of the ordinary shares that they continue to hold following the second anniversary of the exercise of the option. Participants in the Sharesave Scheme are deemed to be interested in 2,222,000 ordinary shares purchased up to 4 January 2003 by the Glanbia Employees' Share Trust.

No options granted to the Directors or Secretary lapsed during the year. The market price of the shares as at 4 January 2003 was €1.45 and the range during the year was €1.11 to €1.65. The 1988 Share Option Scheme expired on 31 August 1998.

34 Directors' and Secretary's interests (continued)

(b) Glanbia Co-operative Society Limited

	"A" Ordinary shares of €1		Convertible redeemable "B" shares of €0.01	
	04/01/03	30/12/01 **	04/01/03	30/12/01 **
	Number of units		Number of units	
Beneficial				
Directors				
TP Corcoran	**65,019**	64,290	**910**	1,471
L Herlihy	**83,247**	80,128	**3,945**	6,387
MJ Walsh	**11,513**	10,258	**1,780**	2,535
HV Corbally	**3,458**	2,777	**698**	1,281
EP Fitzpatrick	**21,830**	20,675	**1,371**	2,226
JA Gilsenan	**1,721**	1,188	**581**	1,071
TP Heffernan	**24,261**	23,408	**1,013**	1,692
CL Hill	**14,276**	13,601	**997**	1,450
JJ Miller	**20,863**	19,298	**1,628**	2,852
M Parsons	**5,738**	5,112	**825**	1,237
EM Power	**23,578**	22,669	**1,223**	1,901
F Quigley	**24,075**	23,443	**704**	1,223
JV Quinlan	**8,565**	8,288	**410**	562
GE Stanley	**539**	485	**93**	114

There have been no changes in the above interests between 4 January 2003 and 21 February 2003.

** Or at date of appointment if later.

34 Directors' and Secretary's interests (continued)
(b) Glanbia Co-operative Society Limited (continued)

	Convertible loan stock units €0.01269738		"C" shares of €0.01***	
	04/01/03	30/12/01 **	04/01/03	30/12/01 **
	Number of units		Number of units	
Beneficial				
Directors				
TP Corcoran	**145,390**	76,109	**924,500**	–
L Herlihy	**656,968**	265,632	**6,039,219**	1,638,210
MJ Walsh	**88,431**	43,897	**500,000**	–
JJ Moloney	**–**	–	**1,634,869**	634,869
HV Corbally	**136,802**	54,161	**63,498**	63,498
EP Fitzpatrick	**152,174**	75,347	**3,645,061**	1,145,061
JA Gilsenan	**103,548**	45,248	**1,714,146**	1,714,146
TP Heffernan	**123,551**	61,028	**203,157**	190,459
CL Hill	**–**	–	**1,126,974**	126,974
GJ Meagher	**–**	–	**2,380,921**	380,921
JJ Miller	**187,337**	100,997	**6,181,322**	53,330
WG Murphy	**–**	–	**2,142,766**	380,922
M Parsons	**96,610**	39,772	**1,269,738**	1,269,738
EM Power	**158,022**	75,646	**1,134,869**	634,869
F Quigley	**108,321**	52,826	**1,134,869**	634,869
JV Quinlan	**–**	–	**813,686**	558,686
Secretary				
S Talbot	**–**	–	**3,658,558**	634,870

JA Gilsenan had a beneficial interest in 1,382 Investment Stock Units of €0.1269738 in the Society as at 4 January 2003 (2001:1,522 Investment Stock Units of €0.1269738 and 1,152 Investment Stock Units of €0.3809214).

There have been no changes in the above interest between 4 January and 21 February 2003 with the exception of convertible loan stock units issued to Directors who are milk suppliers in accordance with the conditions of the 2003 Revolving Share Plan of the Society.

** Or at date of appointment if later.
*** Increase in shareholding issued in March 2003.

35 **Details of the Company's interest in its principal subsidiary and associated undertakings are as follows:**

(a) Subsidiaries	Principal activities	Group interest %	Address of registered office
D Walsh & Sons Limited	Grain and Fertilizers	60	(1)
Glanbia Consumer Foods Limited	Dairy Products	100	(2)
Glanbia Estates Limited	Property and Land Dealing	100	(2)
Glanbia Farms Limited	Operation of Pig Rearing Facilities	100	(2)
Glanbia Feeds Limited	Manufacture of Animal Feed Products	100	(2)
Glanbia Finance (Ireland) Limited	Financing	100	(2)
Glanbia Financial Services	Financing	100	(2)
Glanbia Foods Society Limited	Dairying, Liquid Milk and General Trading	100	(2)
Glanbia Fresh Pork Limited	Pork and Bacon Products	100	(2)
Glanbia Ingredients (Ballyragget) Limited	Milk Products	100	(2)
Glanbia Ingredients (Virginia) Limited	Milk Products	100	(2)
Glanbia Investments (Ireland) Limited	Investment Holding	100	(2)
Glassonby	Investment Holding	100	(2)
Grassland Fertilizers (Kilkenny) Limited	Fertilizers	58.66	(3)
Waterford Foods plc	Holding Company	100	(2)
Glanbia (UK) Limited	Holding Company	100	(4)
Glanbia Feedstuffs Limited	Supply of Animal Feeds	100	(4)
Glanbia Foods (NI) Limited	Consumer Foods Products	100	(5)
Glanbia Foods Limited	Manufacture and supply of Cheese, Butter and Dairy Products	100	(6)
Glanbia Holdings Limited	Holding Company	100	(4)
Glanbia Fresh Meats (UK) Limited	Fresh Meats	100	(4)
Glanbia Investments (UK) Limited	Investment Holding	100	(4)
Glanbia Inc.	Holding Company	100	(7)
Glanbia Foods Inc.	Milk Products	100	(8)
Glanbia Foods B.V.	Holding Company	100	(9)

(b) Associated undertakings/joint ventures	Date to which results included	Principal activities	Group interest %	Address of registered office
Glanbia Cheese Limited	4 January 2003	Cheese Products	51	(4)
Co-operative Animal Health Limited	31 December 2001	Agro Chemicals	50	(10)
South Eastern Cattle Breeding Society Limited	31 December 2001	Cattle Breeding	57	(11)
Malting Company of Ireland Limited	31 October 2002	Malting	33.33	(12)
South East Port Services Limited	4 January 2003	Port Services	49	(3)

Addresses of registered offices of subsidiary and associated undertakings are as follows:

(1) 20 Patrick Street, Kilkenny, Ireland.
(2) Glanbia House, Kilkenny, Ireland.
(3) Palmerstown, Kilkenny, Ireland.
(4) Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.
(5) Unit 4, Carn Industrial Estate, Portadown, Co Armagh, BT63 5RH, Northern Ireland.
(6) Maes y Clawdd, Maesbury Road, Oswestry, Shropshire, SY10 8NL. England.
(7) Suite 780, Wilmington Trust Centre, 1100 North Market Street, Wilmington, Delaware, USA.
(8) Richfield, Lincoln County, Idaho, 83349 USA.
(9) Krijtenbogtstraat 2A, 5066 BJ, Moergestel, The Netherlands.
(10) Tullow, Co Carlow, Ireland.
(11) Dovea, Thurles, Co Tipperary, Ireland.
(12) South Link, Togher, Cork, Ireland.

Associated companies are treated as such where the Group has significant but not dominant influence over operating and financial policies.

36 Borrowings and financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Group Financial Director's Review on pages 16 and 17.

For the purposes of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13. The disclosures therefore, focus on those financial instruments which play a significant medium term role in the financial risk profile of the Group.

(a) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors and accruals, as at 4 January 2003 was as follows:

	Debt €'000	Finance leases €'000	Net borrowings €'000	Deferred liabilities €'000	Non-equity minority interest €'000	Total €'000
In less than one year or on demand	–	1,117	1,117	–	–	**1,117**
Between one and two years	210,856	567	211,423	–	–	**211,423**
Between two and five years	53,796	925	54,721	–	132,156	**186,877**
	264,652	2,609	267,261	–	132,156	**399,417**
Less cash balances	(90,953)	–	(90,953)	–	–	**(90,953)**
At 4 January 2003	173,699	2,609	176,308	–	132,156	**308,464**
At 29 December 2001	239,026	3,633	242,659	677	147,777	391,113

Debt includes Stg£65m (€99.908m) of senior notes issued by way of private placement to institutional investors, of which Stg£30m are repayable in January 2004 and Stg£35m are repayable in March 2006.

(b) Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 4 January 2003 in respect of which all conditions precedent had been met at that date, are as follows:

	2002 €'000	2001 €'000
In less than one year or on demand	**4,828**	5,701
Between one and two years	**145,126**	29,201
Between two and five years	**–**	100,228
	149,954	135,130

36 Borrowings and financial instruments (continued)

(c) Interest rate risk profile of financial liabilities

	2002 Floating rate financial liabilities €'000	2002 Fixed rate financial liabilities €'000	2002 Total €'000	2001 Floating rate financial liabilities €'000	2001 Fixed rate financial liabilities €'000	2001 Total €'000
Euro	33,905	37,397	71,302	(33,611)	108,020	74,409
Sterling pounds	7,219	207,501	214,720	80,586	221,529	302,115
US dollar	16,027	94,759	110,786	77,752	56,600	134,352
	57,151	339,657	396,808	124,727	386,149	510,876
Finance leases			2,609			3,633
			399,417			514,509

(d) Fixed rate financial liabilities

	Weighted average interest rate 2002 %	Weighted average interest rate 2001 %	Weighted average period rate is fixed 2002 years	Weighted average period rate is fixed 2001 years
Euro	8.50	5.76	4.57	2.45
Sterling pounds	6.69	6.69	2.26	3.28
US dollar	7.99	6.72	3.86	4.24
	7.25	6.43	2.96	3.19

Fixed rate financial liabilities include US$100m (maturing November 2006) and €38.2m (maturing July 2007) non-equity minority interest.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight up to six months by reference to inter-bank interest rates (EURIBOR, £LIBOR, $LIBOR). The figures shown in the table above also take into account various interest rates and currency swaps used to manage the interest rate and currency profile of financial liabilities.

(e) Currency exposures

As explained on page 17 of the Group Financial Director's Review, the Group's currency exposures arising from its investment overseas (its structural currency exposures) are substantially mitigated. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Transactional (non-structural) exposures comprise monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. Transactional exposures give rise to the net currency gains and losses recognised in the profit and loss account.

At 4 January 2003, taking into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage these exposures, the Group had no material transactional currency exposures.

36 Borrowings and financial instruments (continued)

(f) Fair value of financial assets and financial liabilities

Set out below is a comparison by category of the net carrying amounts and estimated fair values of all the Group's financial assets and financial liabilities as at 4 January 2003.

Negative figures in the table below represent financial assets.

	Net carrying amount		Estimated fair value	
	2002 €'000	2001 €'000	**2002 €'000**	2001 €'000
Primary financial instruments held or issued to finance the Group's operations:				
Non-equity shares	**132,156**	147,777	**137,428**	156,705
Long term fixed rate borrowings	**99,908**	106,662	**107,041**	108,858
Deferred liabilities	**–**	677	**–**	677
Short term and current portion of long term borrowings	**167,353**	259,393	**167,353**	259,393
Cash balances/financial assets	**(90,953)**	(123,396)	**(90,953)**	(123,396)
	308,464	391,113	**320,869**	402,237
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	**–**	–	**6,993**	(667)
Forward foreign currency contracts	**–**	–	**(623)**	(779)
	–	–	**6,370**	(1,446)

Market rates have been used to determine the fair value of all swaps and forward foreign currency contracts. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing year end interest rates.

Due to seasonal aspects of the business, cash balances at year end are typically higher than on average throughout the year.

(g) Hedges

The Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, currency swaps and interest rate options.
- Structural and transactional currency exposures and currency exposures on future committed sales – using currency swaps, forward currency contracts and currency options.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges.

	Gains €'000	Losses €'000	Net €'000
Unrecognised gains and losses:			
On hedges at 29 December 2001	1,446	–	1,446
Arising in previous year and recognised in 2002	(1,446)	–	(1,446)
Arising in previous year and not recognised in 2002	–	–	–
Arising in 2002 and not recognised in 2002	–	(6,370)	(6,370)
On hedges at 4 January 2003	–	(6,370)	(6,370)

36 Borrowings and financial instruments (continued)
(g) Hedges (continued)

	Gains €'000	Losses €'000	Net €'000
Of which:			
Expected to be recognised in 2003	–	(370)	(370)
Expected to be recognised in 2004 or later	–	(6,000)	(6,000)
Deferred gains and losses:			
On hedges at 29 December 2001	–	(2,996)	(2,996)
Arising in previous year and recognised in 2002	–	755	755
Arising in previous year and not recognised in 2002	–	(2,241)	(2,241)
Arising in 2002 and not recognised in 2002	–	–	–
On hedges at 4 January 2003	–	(2,241)	(2,241)
Of which:			
Expected to be recognised in 2003	–	(565)	(565)
Expected to be recognised in 2004 or later	–	(1,676)	(1,676)

37 Roosky Fire

On 8 May 2002, the Group's pigmeat processing plant in Roosky, Ireland was largely destroyed by fire. The loss arising from this fire is fully insured. An insurance receivable equivalent to the net book value of the assets destroyed has been included in the financial statements. The surplus of the recoverable amount over the net book value will be recognised in the 2003 financial year, when the claim is expected to be finalised with the insurers.

Amounts received or receivable in respect of consequential loss of profits and stock claims have been included within gross margin in arriving at operating profits.

At 4 January 2003 the claims remain to be finalised with the insurers. Additional amounts received will be accounted for in the 2003 financial year.

38 Approval of the financial statements

The Directors approved the financial statements on 4 March 2003.

Five year Financial Summary

Profit and loss accounts		2002 €million	2001 € million	2000 € million	1999 € million	1998 € million
Turnover		**2316.7**	2625.4	2401.7	2503.9	2922.1
Operating profit		**88.6**	91.7	81.8	92.1	140.3
Interest (net)		**(19.7)**	(26.6)	(28.9)	(34.1)	(44.7)
Share of operating profit of joint ventures and associated companies		**2.9**	1.6	0.8	0.5	0.1
(Loss)/profit on sale of operations		**(25.6)**	(2.1)	23.1	(84.2)	(30.1)
Reorganisation and merger costs		**–**	–	(2.8)	(9.1)	(12.1)
Profit on sale of fixed assets		**13.8**	(3.5)	5.5	–	–
Loss on termination of operations		**(68.1)**	–	–	–	–
(Loss)/profit before taxation		**(8.1)**	61.1	79.5	(34.8)	53.5
Taxation		**(7.9)**	(7.4)	(5.5)	(8.9)	(10.9)
Minority interests		**(13.3)**	(13.6)	(14.5)	(13.6)	(13.1)
(Loss)/profit		**(29.3)**	40.1	59.5	(57.3)	29.5
Dividends		**(13.8)**	(13.2)	(12.6)	(20.8)	(19.8)
(Loss absorbed)/profit retained		**(43.1)**	26.9	46.9	(78.1)	9.7

Key financial ratios						
Operating profit/turnover***	%	**3.9**	3.6	3.4	3.7	4.8
(Loss)/profit before tax/turnover	%	**(0.3)**	2.3	3.3	(1.4)	1.8
Earnings per share	c	**(10.06)**	13.71	20.35	(19.58)	10.16
Fully diluted earnings per share	c	**(10.04)**	13.71	20.35	(19.58)	10.12
Adjusted earnings per share	c	**17.44**	15.85	11.55	11.43	23.49
Borrowings/capital employed**	%	**55.0**	75.2	101.5	138.0	211.0
Current assets/current liabilities	times	**1.6**	1.5	1.4	1.5	1.5
Quick assets*/current liabilities	times	**1.0**	0.9	1.0	1.0	1.0

* Current assets less stocks
** Excluding capital grants
*** Excluding share of turnover of joint venture

Glanbia plc

Company Number: 129933

Annual Return 20 September 2003

Schedule of Subsidiary & Associated Companies – 4 January 2003

.... Director

.... Secretary

GLANBIA plc - IRISH REGISTERED COMPANIES / ASSOCIATED COMPANIES AS AT 4 JANUARY 2003

		NUMBER	REGISTERED OFFICE	GROUP INTEREST %	NATURE OF BUSINESS
1	Averman Limited	135337	Glanbia House, Kilkenny	100.00%	Not trading
2	Avonmore Cheese Limited	36664	Glanbia House, Kilkenny	100.00%	Investment Holding
3	Avonmore Proteins Limited	106593	Glanbia House, Kilkenny	100.00%	Investment Holding
4	Avonmore Skim Milk Products Limited	100415	Glanbia House, Kilkenny	100.00%	Provision, extension and continuation of finance for Glanbia plc companies
5	Bacon Company of Ireland Limited	9599	Glanbia House, Kilkenny	100.00%	Investment Holding
6	Barley Exports Limited	94684	Glanbia House, Kilkenny	66.67%	Not trading
7	Birchheys Limited	112525	Glanbia House, Kilkenny	100.00%	Not trading
8	Bopa Ireland Limited	33356	Glanbia House, Kilkenny	100.00%	Holding of patents and patent licence agreements
9	Brockmore Limited	143547	Glanbia House, Kilkenny	100.00%	Investment Holding
10	C.D. Services Limited	19480	Glanbia House, Kilkenny	100.00%	Not trading
11	Campile Motor and Engineering Company Limited	14412	Glanbia House, Kilkenny	99.00%	Not trading
12	Cappagh Dairy Products Limited	65185	Glanbia House, Kilkenny	100.00%	Not trading
13	Castlelyons Farms Limited	49846	Glanbia House, Kilkenny	100.00%	Not trading
14	Castlelyons Food Products Limited	48370	Glanbia House, Kilkenny	100.00%	Not trading
15	Central Dairies Limited	18298	Glanbia House, Kilkenny	100.00%	Not trading
16	Dairyland Limited	143460	Glanbia House, Kilkenny	100.00%	Investment Holding
17	Dealgan Milk Products Limited	18978	Glanbia House, Kilkenny	100.00%	Not trading
18	Dublin Fine Meats Limited	140331	Glanbia House, Kilkenny	100.00%	Not trading
19	Dungarvan Food Products Limited	54110	Glanbia House, Kilkenny	100.00%	Not trading
20	Dungarvan Pension Trustees Limited	201840	Glanbia House, Kilkenny	100.00%	Sole trustee of The Waterford Foods Pension and Death Benefit Scheme
21	Edmund Burke & Sons (Holdings) Limited	8458	Glanbia House, Kilkenny	100.00%	Not trading
22	Extra Cold Limited	118533	Glanbia House, Kilkenny	100.00%	Manufacture and sale of refrigerant at Kilkenny
23	Gain Animal Feeds Limited	217720	Glanbia House, Kilkenny	100.00%	Not trading
24	Glanbia Commercial Limited	149234	Glanbia House, Kilkenny	100.00%	Arranging finance for operating and development of the busines of Glanbia plc companies
25	Glanbia Consumer Foods Limited	105373	Glanbia House, Kilkenny	100.00%	Manufacture of dairy products
26	Glanbia Estates Limited	292947	Glanbia House, Kilkenny	100.00%	Property and land dealing company
27	Glanbia Farms Limited	43100	Glanbia House, Kilkenny	100.00%	Operation of pig rearing facilities
28	Glanbia Feeds Limited	101359	Glanbia House, Kilkenny	100.00%	Manufacture of animal feed products
29	Glanbia Finance (Ireland) Limited	164984	Glanbia House, Kilkenny	100.00%	Financing
30	Glanbia Financial Services	221989	Glanbia House, Kilkenny	100.00%	Investment Holding and Operation of factoring facility
31	Glanbia Fresh Pork Limited	17629	Glanbia House, Kilkenny	100.00%	Engaged in bacon curing and processing and sale of meat
32	Glanbia Holdings (Ireland) Limited - Incorp: 19/03/02	354588	Glanbia House, Kilkenny	100.00%	Engaged principally in the holding of investments
33	Glanbia Ingredients (Ballyragget) Limited	23260	Glanbia House, Kilkenny	100.00%	Production and sale of milk products
34	Glanbia Ingredients (North) Limited	167560	Glanbia House, Kilkenny	100.00%	Not trading
35	Glanbia Ingredients (Virginia) Limited	24307	Glanbia House, Kilkenny	100.00%	Production and sale of milk powders and cream mix
36	Glanbia Innovation Limited	186753	Glanbia House, Kilkenny	100.00%	Investment Holding
37	Glanbia Investments (Ireland) Limited	51607	Glanbia House, Kilkenny	100.00%	Investment Holding

38	Glanbia Ireland - Incorp: 22/03/02	354873	Glanbia House, Kilkenny	100.00%	Arranging finance for operating and development of the busines of Glanbia plc companie+I93s
39	Glanbia Management Services Limited	78067	Glanbia House, Kilkenny	100.00%	Investment Holding
40	Glanbia Nutritionals (Ireland) Limited	12332	Glanbia House, Kilkenny	100.00%	Nutrition
41	Glanbia Pension Trustees Limited - Incorp 11/06/02	357897	Glanbia House, Kilkenny	100.00%	Sole trustee of the Glanbia Pension SCHEME
42	Glassonby	312940	Glanbia House, Kilkenny	100.00%	Investment Holding
43	Greenhills Foods Limited	24525	Glanbia House, Kilkenny	100.00%	Not trading
44	Hughes Dairy Limited	24467	Glanbia House, Kilkenny	100.00%	Not trading
45	Irish Country Bacon (Claremorris) Limited	8358	Glanbia House, Kilkenny	100.00%	Not trading
46	Irish Country Bacon Limitec	112572	Glanbia House, Kilkenny	100.00%	Investment Holding
47	Irish Country Meats Limited	184413	Glanbia House, Kilkenny	100.00%	Processing and supply of sheep and by-products
48	Irish Milk Products Limited	23265	Glanbia House, Kilkenny	100.00%	Not trading
49	Kilahoma Investment Company	43782	Glanbia House, Kilkenny	100.00%	Not trading
50	Kilkenny Dairy Blends Limited	150089	Glanbia House, Kilkenny	100.00%	Not trading
51	Kilmeaden Creamery Limited	22795	Glanbia House, Kilkenny	100.00%	Not trading
52	Kilmeaden Farms Limited	87438	Glanbia House, Kilkenny	100.00%	Not trading
53	Kimmage Food Products Limited	80899	Glanbia House, Kilkenny	100.00%	Not trading
54	M.A. Foods International Limited	245657	Glanbia House, Kilkenny	100.00%	Not trading
55	MacCormac Products Limited	18313	Glanbia House, Kilkenny	100.00%	Receipt of royalty income
56	Marnhull Limited	139038	Glanbia House, Kilkenny	100.00%	Investment Holding
57	Master Pork Ireland Limited	129552	Glanbia House, Kilkenny	100.00%	Investment Holding
58	Master Pork Packers Limited	123572	Glanbia House, Kilkenny	100.00%	Not trading
59	Master Pork Processors Limited	156232	Glanbia House, Kilkenny	100.00%	Not trading
60	Midland Dairies Limited	16046	Glanbia House, Kilkenny	100.00%	Not trading
61	Milk Bottles Limited	15465	Glanbia House, Kilkenny	100.00%	Not trading
62	National Pork Farms Limited	134837	Glanbia House, Kilkenny	100.00%	Investment Holding
63	Nore Freeze Limited	103500	Glanbia House, Kilkenny	100.00%	Operation of public food store together with ancillary services in Ballyragget, co. Kilkenny
64	P.I. Ireland Limited	74475	Glanbia House, Kilkenny	100.00%	Not trading
65	Packwood Limited	143556	Glanbia House, Kilkenny	100.00%	Investment Holding
66	Paromay Limited	143557	Glanbia House, Kilkenny	100.00%	Investment Holding
67	Penkala Company	245535	Glanbia House, Kilkenny	100.00%	Investment Holding
68	Portinscale Limited	136129	Glanbia House, Kilkenny	100.00%	Not trading
69	Premier Dairies Limited	24231	Glanbia House, Kilkenny	100.00%	Not trading
70	Premier Insurances Limited	11008	Glanbia House, Kilkenny	100.00%	Not trading
71	Premier Power (Electrical) Limited	18405	Glanbia House, Kilkenny	100.00%	Not trading
72	Rathcoole Trading Company Limited	158768	Glanbia House, Kilkenny	100.00%	Purchase and sale of milk
73	Robindale Limited	178867	Glanbia House, Kilkenny	100.00%	Investment Holding
74	Roscrea Dairies Limited	25823	Glanbia House, Kilkenny	100.00%	Not trading
75	Shandon Food Exports Limited	39809	Glanbia House, Kilkenny	100.00%	Not trading
76	Skellan Farms Limited	64366	Glanbia House, Kilkenny	100.00%	Not trading
77	Slademore Holdings Limited	79959	Glanbia House, Kilkenny	100.00%	Not trading

78	Suartisen Limited	250334	Glanbia House, Kilkenny	100.00%	Investment Holding
79	Tascosa Limited	121647	Glanbia House, Kilkenny	100.00%	Not trading
80	Virginia Milk Products Pension Trustees Limited	201814	Glanbia House, Kilkenny	100.00%	Sole trustee of The Virginia Milk Products Pension Scheme
81	Waterford Continental Cheese Limited	112567	Glanbia House, Kilkenny	100.00%	Not trading
82	Waterford Creamery Limited	108769	Glanbia House, Kilkenny	100.00%	Research and development of dairy products and related processes and the holding of patents
83	Waterford Express Dairies Limited	145167	Glanbia House, Kilkenny	100.00%	Investment Holding
84	Waterford Foods Investments Ireland Limited	188516	Glanbia House, Kilkenny	100.00%	Investment Holding
85	Waterford Foods Pension Trustees Limited	201844	Glanbia House, Kilkenny	100.00%	Sole trustee of The Waterford Foods Retirement Benefits Scheme
86	Waterford Foods plc	105940	Glanbia House, Kilkenny	100.00%	Holding Company
87	Waterford Trustees Limited	213983	Glanbia House, Kilkenny	100.00%	Not trading
88	Welfed Limited	105391	Glanbia House, Kilkenny	100.00%	Forestry development
89	D Walsh & Sons Limited	48757	20 Patrick Street, Kilkenny	60.00%	Grain and Fertilizers
90	D Walsh & Sons Manufacturing Limited	243096	20 Patrick Street, Kilkenny	60.00%	Grain and Fertilizers
91	Grassland Fertilizers (Kilkenny) Limited	84321	Palmerstown, Kilkenny	58.66%	Fertilizers
92	Grassland Fertilizers Kilkenny (Sales) Limited	86609	Palmerstown, Kilkenny	58.66%	Fertilizers
93	South East Port Services Limited	262514	Palmerstown, Kilkenny	49.00%	Port Services
94	Ingredientsnet.com Limited	319872	23/23 Mary's Abbey, Dublin 7	50.00%	Not trading
95	Ingredientsnet.com (Holdings) Limited	323104	23/23 Mary's Abbey, Dublin 7	50.00%	Not trading

GLANBIA plc - IRISH REGISTERED SUBSIDIARY SOCIETIES AS AT 4 JANUARY 2003				
		NUMBER	REGISTERED OFFICE	GROUP INTEREST %
1	Alanfield Society Limited	4019 R	Glanbia House, Kilkenny	100.00%
2	Central Dairies Society Limited	4639 R	Glanbia House, Kilkenny	100.00%
3	Glanbia Foods Society Limited	4964 R	Glanbia House, Kilkenny	100.00%
4	Glanbia Ingredients Society Limited	4463 R	Glanbia House, Kilkenny	100.00%
5	Glanbia Meats Society Limited	820 R	Glanbia House, Kilkenny	99.96%
6	Premier Tir Laighean Society Limited	3412 R	Glanbia House, Kilkenny	100.00%
7	Roscrea Marts Society Limited	4392 R	Glanbia House, Kilkenny	100.00%

GLANBIA plc - UK REGISTERED SUBSIDIARY COMPANIES AS AT 4 JANUARY 2003

		NUMBER	REGISTERED OFFICE	GROUP INTEREST %	NATURE OF BUSINESS
	England				
1	Ashmount Foods Limited	2631991	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
2	Avonmore Dairies Limited	2594982	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Nominee for holding investments in subsidiaries
3	Avonmore Meats (UK) Limited	670488	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
4	Barretts & Baird (Wholesale) Limited	618568	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
5	Beni Foods Limited	416354	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
6	Churnton Limited	2749486	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Not trading
7	Express Foods Northern Ireland Limited	147219	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
8	Glanbia (UK) Limited	3263437	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
9	Glanbia Cheese Limited	2594981	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	51.00%	Operation dairies and cheese making
10	Glanbia Consumer Meats Limited	2143773	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
11	Glanbia Dairies Limited	448994	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
12	Glanbia Dormant Number 2 Limited	2767219	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Not trading
13	Glanbia Feedstuffs Limited	2664868	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Wholesale of grain and animal feeds
14	Glanbia Food Service Limited	3682557	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
15	Glanbia Food Ventures Limited	2594958	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Marketing food products
16	Glanbia Foods Limited	2670609	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Operation dairies and cheese making
17	Glanbia Foods Pension Fund Trust Limited	2768357	Maes y Clawdd, Maesbury Road, Oswersty, Shropshire, England.	100.00%	Not trading
18	Glanbia Fresh Meats (UK) Limited	1396944	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Sale of meat products
19	Glanbia Holdings Limited	2982879	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
20	Glanbia Investments (UK) Limited	2251659	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
21	Glanbia Milk Limited	699663	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Milk Procurement
22	Glanbia Securities (UK) Limited	2393078	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
23	Goodwins Cheese Limited	1582427	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
24	Kilmeaden Foods Limited	2226698	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
25	T.H. Goodwin & Sons Limited	515632	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
26	The Cheese Company Limited	1090085	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
27	Waterford Foods (Corsham) Limited	1628160	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
28	Waterford Foods (UK) Limited	2737378	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
29	Waterford Foods International Limited	1581246	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Holding Company
30	Waterford Foods Trustee Company Limited	2569771	Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.	100.00%	Not trading
	Northern Ireland				
31	Avonmore Foods (N. Ireland) Limited	NI125588	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Not trading
32	Express Foods Northern Ireland Pension Trustees Limited	NI127561	35 Steps Road, Magheralin, Lurgan, Craigavon, Armagh, B67 OQY, Northern Ireland.	100.00%	Not trading
33	Glanbia Foods (NI) Limited	NI14726	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Distribution
34	Glenmills Dairy Limited	NI22588	Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT 63 5RH, Northern Ireland.	100.00%	Not trading

	Scotland				
35	Golden Food Products Limited	SC109663	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Not trading
36	Nimmo (Holdings) Limited	SC89925	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Holding Company
37	Glanbia Fresh Meats (Drongan) Limited	SC89706	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Production of meat and poultry products
38	Glanbia Fresh Meats (Gainsborough) Limited	SC108500	1 Littlemill Road, Drongan, Ayrshire, KA6 7BH, Scotland.	100.00%	Production of meat and poultry products

GLANBIA plc- SCHEDULE OF US REGISTERED SUBSIDIARY COMPANIES AS AT 4 JANUARY 2003

		Registered Office	Group Interest %
1	Glanbia Foods, Inc.	1572 East Highway 29, PO Box A, Richfield, Idaho, USA	100.00%
2	Glanbia Ingredients, Inc.	307 11th Street, PO Box 453, Monroe, Wisconsin 53566, USA	100.00%
3	Glanbia, Inc.	1100, N. Market Street, Suite 780, Wilmington, Delaware 19801, USA	100.00%
4	Glanbia Nutritionals, Inc.	1209 Orange Street, Wilmington, Delaware, USA	100.00%
5	Waterford Foods USA Inc.	1013 Centre Road, Wilmington, Delaware, USA	100.00%
6	Watermore Holding , Inc.	523 6th Street, Monroe, Wisconsin 53566, USA.	100.00%

GLANBIA plc - SCHEDULE OF EUROPEAN SUBSIDIARY/ASSOCIATED COMPANIES AS AT 4 JANUARY 2003

		Registered Office	Group Interest %
1	Glanbia Cheese N.V.	2275 Lille (Gierle), Melkerijstraat 1, Belgium.	51%
2	Glanbia Foods B.V.	Krijtenbogstraat 2A, 5066 BJ, Moergestel, Netherlands.	100%
3	Glanbia Luxembourg S.A.	Luxembourg	100%
4	Glanbia Properties B.V.	Moergestel, Netherlands	100%

Glanbia plc and PZ Cussons plc announce
$20 million joint venture in Africa.

Glanbia plc and PZ Cussons plc announce that they have formed a 50/50 joint venture company to build a new US$20 million facility in Nigeria to supply evaporated milk and milk powder to the local Nigerian market.

The initial investment, which will be funded equally by the parties, will build a new factory that will further process powdered milk sourced primarily from Ireland, for the Nigerian market. The factory will be capable of handling 35,000 tonnes of milk products per annum and will be commissioned in early 2005.

Glanbia plc will have full responsibility for operations while PZ Cussons plc will be responsible for the marketing and distribution of the product stream through its existing Nigerian subsidiary.

Commenting on the announcement, John Moloney, Group Managing Director, Glanbia plc said, "This project continues the implementation of Glanbia's growth strategy and offers a relatively low risk entry into a significant growth market. It also provides an opportunity to add value to our Irish milk processing operations by accessing new markets. We look forward to working closely with PZ Cussons who have 100 years of experience of operating in Nigeria and considerable marketing, sales and distribution capabilities throughout Africa and the Far East."

Nigel Green, Chief Executive of PZ Cussons plc added, "We are delighted to have joined forces with Glanbia in this project and look forward to developing our relationship in the future to maximise market opportunities."

ENDS

30 October 2003

Additional information

Glanbia plc is an international cheese, nutritional ingredients and consumer foods company with operations in the USA, Ireland and the UK. It is one of Europe's largest dairy companies and one of the world's largest cheese manufacturers. It is a global player in advanced technology dairy-based nutritional ingredients. Headquartered in Kilkenny, Ireland, the Group had sales in 2002 of €2.3 billion.

PZ Cussons plc is an international manufacturing Group specialising in personal cleansing, and is probably best known for its brand Imperial Leather. It has over 100 years experience of operating in Nigeria, where, it manufactures a wide range of products, has a workforce of 6,000 people and a strong distribution network giving access to all regions of the country. It also has a successful history of selling imported evaporated milk. Headquartered in Manchester, United Kingdom, the Group had sales in 2003 of £466 million.

Enquiries to:

Glanbia : Ireland : Michael Patten, Group Director of Communications
(+353 -(0)56-7772200 / (0)87-2414502 or mpatten@glanbia.ie)

UK: John Olsen / Tom Leatherbarrow, Hogarth PR
(Tel: +44 - 207- 6453959)

PZ Cussons: Graham Calder, Finance Director
(Tel: +44 - 161- 491 8000)